Brambles Industries plc
Interim Report 2006

Brambles

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 2 0 2006
WASH., D.C. 199

BRAMBLES INDUSTRIES PLC

Registered in England and Wales company number 4134697

CONSOLIDATED FINANCIAL REPORT

for the half-year ended 31 December 2005

CONTENTS

Brambles

BRAMBLES 2006 INTERIM RESULTS

Brambles reports strong results for the half-year ended 31 December 2005

Brambles today reported a 30% increase in profit before tax and special items for its continuing operations (32% in constant currency) to US$280.6 million for the half-year ended 31 December 2005.

Profit after tax before special items for continuing operations increased by 27% to US$180.1 million (29% in constant currency).

Profit after tax (including discontinued operations) was 28% higher (31% in constant currency) at US$251.9 million.

Free cash flow of US$157.3 million again exceeded the dividends paid of US$142.8 million.

These results are prepared under International Financial Reporting Standards (IFRS) and also reflect the adoption of US dollars as Brambles' presentation currency.

Highlights of the key financial results for the half-year include:

(IFRS US$ millions)	Half-year ended 31 December 2005	Half-year ended 31 December 2004	% change	% change (constant currency)
Continuing operations before special items				
Sales revenue	**1,707.6**	1,601.1	7	8
Operating profit	**342.3**	285.0	20	22
Profit before tax	**280.6**	215.6	30	32
Profit after tax	**180.1**	141.4	27	29
Group				
Profit after tax (before special items)	**265.9**	206.3	29	31
Profit after tax	**251.9**	196.5	28	31
Earnings per share (before special items) (US cents)	**15.7**	12.2	29	30
Earnings per share (US cents)	**14.8**	11.6	28	30
Dividend				
Australia (Australian cents)	**11.5**	10.0	15	
UK (pence)	**4.887**	4.156	18	
Free cash flow	**157.3**	236.5		
Net debt	**2,023.1**	2,569.0		
Gearing (Net Debt/Net Debt + Equity)	**45.3%**	51.5%		

Currency and percentage comparisons and accounting conventions are set out on page 5.

The Chief Executive Officer of Brambles, David Turner, said: "Brambles had a very strong half-year. We recently announced our intention to concentrate on CHEP and Recall, our businesses with premium growth potential, to divest our other activities and to unify the dual-listed companies (DLC) structure.

"CHEP delivered excellent results in the first half of the year. Operating profits were 26% ahead of the prior corresponding period, with good growth in all regions including another very strong performance from CHEP Americas. Notwithstanding a weak start to the year from Recall, we are looking to a better performance in the second half.

"Cleanaway's profits were markedly higher in the half to December. Brambles Industrial Services' Northern Hemisphere business was divested in December 2005, as was Eurotainer. Other planned disposals are in progress and have generated a strong level of interest.

"We have increased the interim dividend by 15% to 11.5 Australian cents (4.887 pence, up 18%)."

Outlook

CHEP Americas is expected to show continued strong growth for the full year. Sales growth and ongoing operational improvements are underpinning this performance.

In CHEP Europe, the focus on operational efficiencies, improved customer service and sales growth are expected to contribute to ongoing profit growth.

CHEP Rest of World is trading well and is expected to continue to do so.

In Recall, the focus is on growth and on the delivery of operating efficiencies. After a weaker first half, an improved performance is expected in the six months to June 2006. A number of initiatives have been introduced to deliver improved returns over the next two years. The business provides an attractive long-term opportunity with an above average growth and profitability profile.

Trading within the businesses to be divested is good. Cleanaway's performance continues to be markedly better while Brambles Industrial Services is performing well. The divestment programme is proceeding to plan and, subject to shareholder approval, unification of the DLC should be completed by the end of November 2006.

Overall, the outlook for Brambles is positive. We expect good progress in profit and solid cash generation in the second half.

Operational highlights for the half-year ended 31 December 2005

Continuing operations

- Brambles Value Added (BVA) increased by US$61 million to US$136 million;
- CHEP Americas sales growth was 12%, an increase of 11% in constant currency, and resulted largely from a continuation of good volume growth. Comparable operating profit increased by 51% (48% in constant currency). Operational improvement programmes have resulted in further reductions in transportation costs. BVA increased sharply by US$46 million to US$67 million as operating profit margins improved from 17% to 22% and there was a further increase in asset productivity;
- CHEP Europe sales grew by 1% (5% in constant currency) and comparable operating profit increased by 11% (16% in constant currency). The new pricing architecture is expected to continue to improve profitability over the next 18 months through changing customer behaviour and reducing CHEP's cost to serve. It is also helping to strengthen asset management, with improvements seen in the "control ratio";
- CHEP elsewhere continued to grow well;

- Recall's performance was weaker for the half-year. Although sales were 5% higher, operating profit was 8% lower. In North America, rising transportation costs along with the impact of lower recycled paper prices adversely affected profitability against a backdrop of lower organic sales growth. Performance in Europe was strong and continued to gain from previous improvement initiatives; and
- Recall completed the acquisition of AUSDOC in Australia with effect from 29 November 2005 at a cost of A$260 million (US$193 million). The integration is progressing well.

Discontinued operations

- Comparable operating profit increased 31% (36% in constant currency) to US$128.2 million for the half-year ended 31 December 2005;
- Under IFRS, depreciation, amortisation and the recognition of the share of profits of joint ventures and associates cease once an asset is reclassified as being held for sale. If the impact of this accounting treatment is excluded, the underlying improvement in comparable operating profit was 12% (14% in constant currency);
- Cleanaway performed particularly well in both the UK and Rest of World;
- The sale of Cleanaway Germany was announced on 13 October 2005 and is expected to be completed before the end of the 2006 financial year; and
- Brambles Industrial Services' Northern Hemisphere business was sold on 29 December 2005 for US$242 million and Eurotainer was sold on 21 December 2005 for US$106 million.

Notes:

- Continuing operations refers to CHEP and Recall. On 29 November 2005, Brambles announced that it intended to focus on these two businesses and divest itself of Cleanaway, Brambles Industrial Services and Regional Businesses. The businesses to be divested will be progressively sold during 2006, and from the date of the announcement are reported for accounting purposes as discontinued operations.
- All US$ figures are presented in IFRS and quoted at actual exchange rates.
- Constant currency relative performance is calculated by translating both current period and comparable period results into US$ at the actual monthly exchange rates applicable for the comparable period. Its purpose is to show relative performance between periods before the translation impact of currency fluctuations.
- Where only one percentage comparison appears, the actual and constant exchange rate calculations give the same rounded result.
- Comparable operating profit is profit before finance costs, tax and special items.
- Free cash flow is cash flow generated by the business after net capital expenditure, finance costs and tax but excluding the net cost of acquisitions and proceeds from business disposals.

SUMMARY OF CONSOLIDATED RESULTS

for the half-year ended 31 December 2005

Results for announcement to the market

At actual exchange rates	First half 2006 US$m	First half 2005 US$m	% change at actual fx rates
RESULTS BEFORE SPECIAL ITEMS [1]			
Continuing operations			
Sales revenue	**1,707.6**	1,601.1	7%
Operating profit	**342.3**	285.0	20%
Profit before tax	**280.6**	215.6	30%
Profit after tax	**180.1**	141.4	27%
Profit from discontinued operations	**85.8**	64.9	32%
Profit for the period	**265.9**	206.3	29%
Profit attributable to members of the parent entities	**265.5**	205.9	29%
Basic earnings per share (cents)	**15.7**	12.2	29%
STATUTORY RESULTS			
Continuing operations			
Sales revenue	**1,707.6**	1,601.1	7%
Operating profit	**319.6**	284.6	12%
Profit before tax	**257.9**	215.2	20%
Profit after tax	**157.8**	141.1	12%
Profit from discontinued operations	**94.1**	55.4	70%
Profit for the period	**251.9**	196.5	28%
Profit attributable to members of the parent entities	**251.5**	196.1	28%
Basic earnings per share (cents)	**14.8**	11.6	28%
Net capital expenditure on property, plant and equipment	**351.0**	334.3	
Free cash flow [2]	**157.3**	236.5	
Free cash flow after dividends	**14.5**	112.1	
Net debt	**2,023.1**	2,569.0	

Dividend	On BIL shares	On BIP shares
Interim dividend per share	**A11.5 cents**	**4.887 pence**
Franking percentage	**100%**	**–**
Interim dividend record date	**17 March 2006**	**17 March 2006**
Interim dividend payable date	**13 April 2006**	**13 April 2006**

1 Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software).

2 Free cash flow is cash flow generated after net capital expenditure but excluding the net cost of acquisitions and proceeds from business disposals.

RESULTS BY BUSINESS SEGMENT

at actual and constant currency exchange rates

SALES

	First half 2006 actual US$m	First half 2006 at prior year fx rates US$m	First half 2005 actual US$m	% change at constant currency
CHEP	**1,445.0**	1,467.5	1,351.4	9%
Recall	**262.6**	261.8	249.7	5%
Continuing operations	**1,707.6**	1,729.3	1,601.1	8%
Cleanaway	**947.3**	979.1	937.8	4%
Brambles Industrial Services	**272.5**	276.0	269.6	2%
Regional Businesses	**94.0**	93.9	103.7	(9%)
Other	**9.4**	9.9	8.8	13%
Discontinued operations	**1,323.2**	1,358.9	1,319.9	3%
Total	**3,030.8**	3,088.2	2,921.0	6%

COMPARABLE OPERATING PROFIT [1]

	First half 2006 actual US$m	First half 2006 at prior year fx rates US$m	First half 2005 actual US$m	% change at constant currency
CHEP	**317.8**	321.6	252.7	27%
Recall	**38.1**	38.0	41.5	(8%)
Corporate	**(13.6)**	(12.3)	(9.2)	(34%)
Continuing operations	**342.3**	347.3	285.0	22%
Cleanaway	**92.8**	96.7	62.4	55%
Brambles Industrial Services	**32.0**	32.2	31.2	3%
Regional Businesses	**3.3**	3.2	6.1	(48%)
Other	**0.1**	0.1	(2.2)	
Discontinued operations	**128.2**	132.2	97.5	36%
Total	**470.5**	479.5	382.5	25%

[1] Refer to notes on page 9 and 10.

RESULTS BY BUSINESS SEGMENT *continued*

at actual and constant currency exchange rates

RECONCILIATION TO STATUTORY PROFIT AFTER TAX

	First half 2006 actual US$m	First half 2006 at prior year fx rates US$m	First half 2005 actual US$m	% change at constant currency
Comparable operating profit from continuing operations	**342.3**	347.3	285.0	22%
Net finance costs	**(61.7)**	(62.3)	(69.4)	10%
Profit before tax and special items from continuing operations (PBTA)	**280.6**	285.0	215.6	32%
Tax expense on PBTA	**(100.5)**	(103.2)	(74.2)	(39%)
Profit after tax, before special items (PATA), from continuing operations	**180.1**	181.8	141.4	29%
Special items from continuing operations, after tax	**(22.3)**	(23.6)	(0.3)	
Profit from continuing operations, after tax	**157.8**	158.2	141.1	12%
Profit from discontinued operations, after tax	**94.1**	98.5	55.4	
Profit for the period	**251.9**	256.7	196.5	31%
Basic earnings per share (US cents)	**14.8**	15.1	11.6	30%
Earnings per share on PATA (US cents)	**15.7**	15.9	12.2	30%
BVA (Brambles Value Added) [1] from continuing operations		136	75	

[1] Refer to notes on page 9 and 10.

RESULTS BY BUSINESS SEGMENT *continued*

at actual and constant currency exchange rates

OPERATING PROFIT [1]

	First half 2006 actual US$m	First half 2006 at prior year fx rates US$m	First half 2005 actual US$m	% change at constant currency
CHEP	**317.8**	321.6	252.7	27%
Recall	**24.8**	23.9	41.1	(42%)
Corporate	**(23.0)**	(22.2)	(9.2)	
Continuing operations	**319.6**	323.3	284.6	14%
Cleanaway	**84.4**	87.2	62.4	40%
Brambles Industrial Services	**36.9**	38.6	31.2	24%
Regional Businesses	**52.5**	59.5	6.1	
Other	**(13.9)**	(15.8)	(2.2)	
Discontinued operations	**159.9**	169.5	97.5	74%
Total	**479.5**	492.8	382.1	29%

1 Operating profit is on a statutory basis and includes special items.

Special items

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment.

Comparable operating profit

All references to comparable operating profit are to profit before special items, finance costs and tax, which the Directors consider to be a useful measure of underlying business performance.

Constant currency translation of foreign currency results

In the commentary, comparative trading measures have been presented in constant currency, by translating both current and comparable period results into US dollars at the actual monthly exchange rates applicable for the comparable period so as to show relative performance between the periods before the translation impact of currency fluctuations. In the statutory financial statements, foreign currency results have been translated at the applicable actual monthly exchange rates ruling in each period.

RESULTS BY BUSINESS SEGMENT *continued*

at actual and constant currency exchange rates

Free cash flow

Free cash flow is cash flow generated after net capital expenditure but excluding the net cost of acquisitions and proceeds from business disposals.

Free cash flow reconciles to statutory cash flow as follows:

	First half 2006 US$m	First half 2005 US$m
Net cash inflow from operating activities	**510.1**	574.1
Net cash used in investing activities	**(200.8)**	(376.0)
Add back: acquisitions and disposals	**(152.0)**	38.4
Free cash flow	**157.3**	236.5

Brambles Value Added (BVA)

Brambles Value Added (BVA) represents the value generated by a business over and above the cost of the capital it uses to generate that value. BVA is denominated in US dollars using Brambles' IFRS results. It is calculated as comparable operating profit (COP) less (average capital invested (ACI), at fixed June 2005 exchange rates, multiplied by Brambles' weighted average pre-tax cost of capital (WACC)).

BVA = COP – (ACI x WACC).

TRADING PERFORMANCE

CONTINUING OPERATIONS

Sales for continuing operations were US$1.7 billion, an increase of 7% (8% in constant currency). Sales growth continued in both CHEP (up 7%) and Recall (up 5%) which in constant currency terms were 9% and 5% higher respectively.

Comparable operating profit for continuing operations was US$342.3 million compared with US$285.0 million in the prior corresponding period, an increase of 20% (22% in constant currency).

Profit before tax and special items for continuing operations was US$280.6 million compared with US$215.6 million in the prior corresponding period, an increase of 30% (32% in constant currency).

CHEP performed strongly in the first half with sales and profit growth in all regions. Comparable operating profit was US$317.8 million, an increase of 26% (27% in constant currency). CHEP Americas performed particularly well during the period.

CHEP Americas continued its trend of strong sales growth with an increase of 12% (up 11% in constant currency) while comparable operating profit was US$145.0 million, an increase of 51% (48% in constant currency). A combination of volume growth, further transportation efficiencies and lower irrecoverable pooling equipment provisioning contributed to the significant lift in profitability.

CHEP Europe's sales grew by 1% (5% in constant currency). Against a backdrop of a subdued retailing environment, volumes were flat. Comparable operating profit increased 11% to US$117.3 million (16% in constant currency) as the impact of activity-based pricing was partly offset by additional customer service headcount and higher irrecoverable pooling equipment provisioning.

CHEP Rest of World achieved a solid increase in sales which were 11% higher than the prior corresponding period (13% in constant currency). The growth in comparable operating profit was broadly in line with the sales growth, increasing by 10% to US$55.5 million (12% in constant currency).

Recall had a weaker first half with comparable operating profit 8% lower at US$38.1 million. This was primarily due to rising transportation costs and the impact of lower recycled paper prices against a backdrop of lower organic sales growth in North America. Recall Europe again performed well.

Recall Australia acquired the AUSDOC business for A$260 million (US$193 million) with effect from 29 November 2005. The businesses are in the process of being integrated.

Brambles Value Added (BVA) increased sharply by US$61 million to US$136 million, as a result of stronger profitability and continued tight capital management.

DISCONTINUED OPERATIONS

Brambles announced on 29 November 2005 that it would focus on CHEP and Recall, and in this result Cleanaway, Brambles Industrial Services and Regional Businesses are all shown as discontinued operations. Under IFRS, depreciation, amortisation and the recognition of the share of profits of joint ventures and associates cease once an asset is reclassified as being held for sale.

Sales in the discontinued operations were flat at US$1.3 billion but in constant currency rose 3%. Cleanaway achieved 1% sales growth (4% in constant currency) while Brambles Industrial Services' sales saw modest growth of 1% (2% in constant currency).

Comparable operating profit was US$128.2 million compared with US$97.5 million in the prior corresponding period, an increase of 31% (36% in constant currency). If the impact of the above accounting treatment is excluded, the underlying improvement in comparable operating profit was 12% (14% in constant currency).

Cleanaway achieved a 49% increase in comparable operating profit (55% in constant currency) with strong profit growth in both the UK and Rest of World. The underlying improvement in profit in Cleanaway UK was 68% (75% in constant currency). Cleanaway Rest of World increased by 40% (38% in constant currency). Cleanaway Germany was 1% lower but was 5% higher in constant currency.

Brambles Industrial Services' comparable operating profit increased by 3%. The underlying profit at US$27.9 million was 11% lower than the prior corresponding period due to the expiration of a major contract in Australia and the non-recurrence of profits on sale of assets. Regional Businesses delivered a comparable operating profit US$2.8 million below the prior corresponding period primarily due to weaker demand in Interlake's business and the impact of the sale of Eurotainer.

GROUP

Profit after tax before special items at US$265.9 million was 29% higher (31% in constant currency) than the prior corresponding period.

Profit after tax at US$251.9 million was 28% higher (31% in constant currency) than the prior corresponding period.

Earnings per share before special items increased by 29% (30% in constant currency) to 15.7 US cents.

Free cash flow was US$157.3 million and again exceeded dividends paid during the half, which increased to US$142.8 million. This was after an increase in capital expenditure of US$31.5 million in support of CHEP's growth.

OPERATIONAL REVIEW

Throughout this section, all amounts quoted in the text are at actual exchange rates. All comparative trading measures referred to are in constant currency. The underlying constant currency performance is shown in the tables on pages 7 and 8 and a definition of constant currency is shown on page 9.

CHEP

	First half 2006 actual US$m	First half 2005 actual US$m	% change actual	% change constant currency
Sales revenue	**1,445.0**	1,351.4	7	9
Comparable operating profit [1]	**317.8**	252.7	26	27
Cash flow from operations (after net capital expenditure)	**251.2**	252.3		

[1] A definition of comparable operating profit and a reconciliation to statutory operating profit of US$317.8 million (2005: US$252.7 million) are shown on page 40.

CHEP continued to deliver significant progress in sales (US$1,445.0 million, up 9%) and comparable operating profit (US$317.8 million, up 27%). Ongoing cost initiatives were again a significant factor behind the strong lift in profitability. Operating cash flow after net capital expenditure remained strong at US$251.2 million but was marginally lower than the prior corresponding period due mainly to an increased expenditure on pallet purchases to support growth.

CHEP is driving best practice across its businesses through initiatives within its "Global Councils" structure. The CHEP "Perfect Plant" initiative is aimed at best practice across CHEP's entire service centre network. Over the next several years a number of new and reconfigured repair facilities will commence operation and substantial potential cost savings have been identified. Three new facilities became operational (Orlando – USA, Dunstable – UK and Bornem – Belgium) in the first half of 2006. CHEP expects to make ongoing operational improvements over the next five years with benefits commencing in the current financial year.

CHEP AMERICAS

	First half 2006 actual US$m	First half 2005 actual US$m	% change actual	% change constant currency
Sales revenue	**651.0**	579.4	12	11
Comparable operating profit	**145.0**	96.3	51	48
Cash flow from operations (after net capital expenditure)	**109.6**	96.8		

Sales in the Americas were US$651.0 million, an increase of 11%. Comparable operating profit grew strongly and was 48% higher at US$145.0 million. Improved volumes, ongoing transportation cost initiatives and improved asset control resulting in lower irrecoverable pooling equipment provisioning contributed to profit growth during the half. In Latin America both sales and comparable operating profit grew strongly.

Operating cash flow after net capital expenditure was US$109.6 million, an increase of US$12.8 million compared with the prior corresponding period. Capital expenditure increased by US$31.4 million to US$159.1 million in support of continued strong growth in volume, and reflecting marginally higher pallet costs as higher lumber costs were only partly offset by operational efficiencies.

Volume growth was the main driver of sales as CHEP continued to gain greater penetration in all its markets. In the six month period, CHEP USA signed up a further 210 new customers. This compared with 150 new customers in the six months to December 2004. The continued growth in CHEP's customer base will underpin continued sales growth in the second half of 2006.

Through continued operational improvements, unit transportation costs were again lower (by US$7 million). Initiatives included improved positioning of pallets across the pool, lower relocation costs and further improvements in the planning process.

Service Centre costs were US$5 million higher than the prior corresponding period with an increase in damage and conditioning ratios (i.e. the percentage of pallets returned to CHEP requiring repair) being partially offset by efficiencies from the first plant reconfiguration in Orlando.

The control ratio in CHEP USA (i.e. the number of pallets returned in a period as a percentage of all pallets issued) improved in the period to 97.8% (first half 2005: 96.9%). CHEP decided to sell its Reusable Plastic Container (RPC) assets in the USA as the competitive framework in this segment is unlikely to deliver satisfactory returns. The sale is expected to be finalised over the next few months. As at 30 June 2005, this business had net assets of approximately US$23 million.

CHEP EUROPE

	First half 2006 actual US$m	First half 2005 actual US$m	% change	
			actual	constant currency
Sales revenue	**608.0**	604.0	1	5
Comparable operating profit	**117.3**	106.0	11	16
Cash flow from operations (after net capital expenditure)	**105.9**	112.2		

Sales in CHEP Europe were US$608.0 million, 5% higher than the prior corresponding period. Volume was flat reflecting the subdued retailing environment experienced across Europe. The growth in sales reflected pricing revisions which have been progressively rolled-out across Europe since November 2003. Over 90 per cent of all customer accounts have now been converted to the new pricing architecture. The remaining customer accounts will be progressively transferred to the new pricing regime as contract terms allow, but these accounts will have minimal incremental impact on sales in future periods.

Comparable operating profit of US$117.3 million was 16% higher than the prior corresponding period with service centre cost savings amounting to US$4 million. Overheads increased to support the improvements in customer satisfaction and asset control, and the irrecoverable pooling equipment provision was higher than the prior corresponding period.

Asset productivity in CHEP Europe improved further in the half-year and the control ratio stood at 95.7% compared with 94.4% for the prior corresponding period. A number of initiatives have been introduced to further improve the control ratio over the next eighteen months.

The container businesses contributed 17% of CHEP Europe's sales. The majority of container sales are derived from automotive crates and RPCs which both performed well.

The successful implementation of activity-based pricing was an important element in putting the CHEP European business on a sustainable platform for profitable growth and its completion was the last major element of the restructuring of CHEP Europe which commenced in November 2002. There is still more to do on customer satisfaction and costs in CHEP Europe and considerable progress is expected in both these areas over the next two years. The combination of Perfect Plants and Six-Sigma process improvement techniques should contribute to further improvements in BVA.

CHEP – Rest of World

	First half 2006 actual US$m	First half 2005 actual US$m	% change actual	% change constant currency
Sales revenue	**186.0**	168.0	11	13
Comparable operating profit	**55.5**	50.4	10	12
Cash flow from operations (after net capital expenditure)	**35.7**	43.3		

Sales in the CHEP businesses in the Rest of World remained very strong at US$186.0 million, an increase of 13% despite the Australian pallet operations experiencing a weaker lead up to Christmas than in the unusually strong prior corresponding period. Automotive crate volume in Australia was affected by an extended Christmas shutdown but this was more than offset by strong RPC volumes. The South African business showed good volume growth in its three key segments of pallets, RPCs and automotive crates.

Comparable operating profit was US$55.5 million, 12% above the prior corresponding period.

Asia remains a very small segment of the Rest of World business. CHEP is currently reviewing its Asian strategy to assess the potential of available opportunities.

RECALL

	First half 2006 actual US$m	First half 2005 actual US$m	% change actual	% change constant currency
Sales revenue	**262.6**	249.7	5	5
Comparable operating profit [1]	**38.1**	41.5	(8)	(8)
Cash flow from operations (after net capital expenditure)	**11.2**	28.1		

[1] A definition of comparable operating profit and a reconciliation to statutory operating profit of US$24.8 million (2005: US$41.1 million) are shown on page 40.

Sales in Recall were US$262.6 million, an increase of 5%, with good growth occurring in most European countries, and Asia. Recall Australia grew at a slower rate than the prior corresponding period. In North America, organic sales growth was lower, in part due to paper prices in Secure Destruction Services (SDS) being below the previous year and in part due to Document Management Solutions (DMS) where sales were affected by the loss of a large customer.

Comparable operating profit was US$38.1 million, 8% lower than last year with profits in North America adversely affected by rising transportation costs and the impact of lower recycled paper prices. Australia was impacted by the costs of moving to a new Mega-Centre. Europe's performance was strong and continued to gain from operational improvement initiatives.

AUSDOC was acquired for A$260 million (US$193 million) with effect from 29 November 2005. The integration of this business is progressing well and is expected to deliver significant operational benefits. The new Mega-Centre at Greystanes in Sydney will be fully operational by July 2006 and will provide opportunities to rationalise existing facilities.

During the half, an asset impairment charge of US$14.0 million was taken (as an exceptional item) with respect to the Recall Italy business which is shown in discontinued operations in the results.

Recall is focused on identifying opportunities to improve its overall returns across each of its regions. Both DMS and SDS have significant potential to generate premium growth and returns. Initiatives already in place are expected to result in improved performance across Recall's key markets.

CLEANAWAY

	First half 2006 actual US$m	First half 2005 actual US$m	% change actual	% change constant currency
Sales revenue	**947.3**	937.8	1	4
Comparable operating profit [1]	**92.8**	62.4	49	55
Cash flow from operations (after net capital expenditure)	**94.5**	87.4		

[1] A definition of comparable operating profit and a reconciliation to statutory operating profit of US$84.4 million (2005: US$62.4 million) are shown on page 40.

Sales in Cleanaway were US$947.3 million, an increase of 4% with growth in all regions.

Comparable operating profit was US$92.8 million, an increase of 55% over the prior corresponding period. Under IFRS, depreciation, amortisation and the recognition of the share of profits of joint ventures and associates cease once an asset is reclassified as being held for sale. Even excluding these impacts, the underlying improvement in comparable operating profit was 29%.

UK

In the UK, sales were US$443.0 million, an increase of 5%. Comparable operating profit grew to US$30.7 million, an increase of 110% as management actions continued to gain traction. The underlying improvement in profit in Cleanaway UK was 75%.

The Municipal business continued to gain from new contracts and additional volume over and above the contracted levels. The high temperature incinerator at Ellesmere Port performed well in the half. In the Integrated Waste Management business, a new 15 year contract for disposal and treatment was signed with London Borough of Tower Hamlets in December.

In the Commercial & Industrial (C&I) business profits improved significantly, although sales were slightly below the first half of the prior year. Selective price rises have been implemented where appropriate and Cleanaway has also withdrawn from areas delivering unsatisfactory returns, such as the small business in Scotland. The UK organisation has also been streamlined, resulting in overhead savings. The focus going forward is on improving customer service performance and increasing the stability of the customer base.

Rest of World (Australia/New Zealand/Asia)

Sales in Rest of World were US$201.5 million, an increase of 3% over the prior corresponding period with both Australia/New Zealand and Asia showing increases. Comparable operating profit was up by 62% to US$23.9 million. The underlying improvement in profit in Cleanaway Rest of World was 38%.

Australia/New Zealand showed profit improvement in each of its three key business segments, C&I, Municipal and Landfill. Asia's profit was slightly higher than the prior corresponding period principally due to improved treatment and disposal volumes.

Germany

In Germany, sales were US$302.8 million, an increase of 5% over the prior corresponding period.

Comparable operating profit was 26% higher at US$38.2 million. The underlying profit increased by 5% compared with the prior corresponding period.

On 13 October 2005, Brambles announced the sale of Cleanaway Germany to SULO, the German-based waste management group, for €570 million (US$675 million) in cash. The sale is subject to approval from the relevant competition authorities in Europe, and is expected to be completed prior to the end of the 2006 financial year.

BRAMBLES INDUSTRIAL SERVICES

	First half 2006 actual US$m	First half 2005 actual US$m	% change actual	% change constant currency
Sales revenue	**272.5**	269.6	1	2
Comparable operating profit [1]	**32.0**	31.2	3	3
Cash flow from operations (after net capital expenditure)	**0.2**	5.7		

[1] A definition of comparable operating profit and a reconciliation to statutory operating profit of US$36.9 million (2005: US$31.2 million) are shown on page 40.

Sales in Brambles Industrial Services were US$272.5 million, 2% higher than the prior corresponding period.

Comparable operating profit was 3% higher than the prior corresponding period, though the underlying profit was 11% lower due to the expiration of the Roxby Downs contract in Australia and the non-recurrence of profits on sale of assets.

Australia

Sales for the Australian operations of Brambles Industrial Services were 1% higher than the prior corresponding period despite the expiration of a major contract at Roxby Downs in Australia. Excluding this impact, sales grew by 4%.

The Steel Services operations performed very well during the period but exit costs on the Roxby Downs contract adversely affected profit.

Northern Hemisphere

On 29 December 2005, Brambles sold the Northern Hemisphere steel mill services operations of Brambles Industrial Services for £133 million (US$242 million). A profit of US$4.9 million on sale has been shown within special items.

Not included in this sale were the logistic operations of TMF which had sales of US$34.1 million for the six months to December 2005. This business is expected to be sold in due course.

REGIONAL BUSINESSES

	First half 2006 actual US$m	First half 2005 actual US$m	% change actual	% change constant currency
Sales revenue	**94.0**	103.7	(9)	(9)
Comparable operating profit [1]	**3.3**	6.1	(46)	(48)
Cash flow from operations (after net capital expenditure)	**3.4**	5.4		

[1] A definition of comparable operating profit and a reconciliation to statutory operating profit of US$52.5 million (2005: US$6.1 million) are shown on page 40.

On 21 December 2005, Brambles sold its specialised tank container assets for €89 million (US$106 million). This resulted in a profit of US$49.4 million on sale.

Sales for the Regional Businesses declined to US$94.0 million due to lower volumes and lower steel surcharges at Interlake, and the impact of the sale of the Eurotainer business which was effective from 1 October 2005.

The sale process for the two remaining businesses, Interlake and TCR, is in progress.

BUSINESS DISPOSALS AND SPECIAL ITEMS

On 29 November 2005, Brambles announced its intention to dispose of Cleanaway, Brambles Industrial Services and the Regional Businesses. The sales of Eurotainer and Brambles Industrial Services' Northern Hemisphere operations were completed during the period. The sale of Cleanaway Germany was announced in October 2005 and completion is expected by the end of the 2006 financial year, subject to approval by regulatory authorities.

The sale process for the other businesses has commenced and is expected to be substantially completed in the six months ending 30 June 2006.

Special items in the first six months were US$9.0 million before tax and principally comprised exceptional items of US$10.1 million. These comprise an impairment of Recall Italy's assets of US$14.0 million, integration costs (mainly accelerated brand amortisation) relating to the AUSDOC acquisition of US$12.2 million, restructuring costs of US$9.4 million and costs incurred in anticipation of future divestments of US$8.6 million. These were offset by the gain on sale of Eurotainer of US$49.4 million and the gain on sale of Brambles Industrial Services' Northern Hemisphere businesses of US$4.9 million. The after-tax charge for special items in the period was US$14.0 million.

FINANCIAL POSITION

Cash flow from operations after net capital expenditure was strong at US$337.2 million but was below the prior corresponding period of US$368.7 million. The strong cash flow benefited from improved trading offset by higher capital expenditure and an increase in working capital. Free cash flow for the period was US$157.3 million.

Net finance costs were US$61.7 million, 11% lower than the prior corresponding period. Lower average debt levels were the key driver of the improvement.

Net debt was reduced by US$185.2 million from 30 June 2005 to US$2,023.1 million primarily as a result of asset sales. Key financial coverage ratios continued to improve with net debt/EBITDA at 1.4 times (first half 2005: 1.9 times) and gearing improved to 45.3% from 51.5% at 31 December 2004.

CAPITAL EXPENDITURE

Capital expenditure on property, plant and equipment for the half-year was US$413.8 million, US$31.5 million higher than the prior corresponding period. This reflected additional pallet purchases to support CHEP's growth and the higher unit cost of wooden pallets as lumber costs rose in North America.

Capital expenditure in CHEP was US$287.3 million, an increase of US$31.6 million compared with the prior corresponding period. CHEP America's capital expenditure increased US$31.4 million to US$159.1 million. CHEP Europe's capital expenditure for the six months was US$92.6 million (first half 2005: US$92.6 million) and reflected the benefits of continued improvement in asset control. CHEP Rest of World held its capital expenditure flat at US$35.6 million (first half 2005: US$35.4 million) as sales continued to grow strongly.

Capital expenditure in Recall for the half-year was US$15.4 million, a decrease of US$4.6 million compared with the prior corresponding period.

Capital expenditure within the discontinued operations increased to US$110.8 million from US$106.5 million to support the ongoing growth and market positions of these businesses.

TAXATION

Brambles' tax rate on continuing operations increased to 35.8% of profit before tax and special items, reflecting the geographic mix of earnings and the rising proportion of profits from Europe and the USA.

DIVIDEND

The Board has declared an interim dividend of 11.5 Australian cents per share, fully franked, for shareholders in Brambles Industries Limited and an interim dividend of 4.887 pence per share for Brambles Industries plc. The dividend will be paid on 13 April 2006 to those shareholders registered on 17 March 2006. For Brambles Industries Limited shareholders it is expected that the final dividend in respect of the 2006 financial year will also be fully franked.

ON-MARKET SHARE BUY BACK

Brambles also announced on 29 November 2005 that it intended to conduct on-market buy-backs or purchases of ordinary shares in Brambles Industries Limited and/or Brambles Industries plc. Following this release of the results for the half-year ended 31 December 2005, Brambles is now able to commence on-market purchases. Unless otherwise announced to the market, any such purchases will be of ordinary shares in Brambles Industries plc. They will be made in accordance with the 29 November 2005 announcement entitled "Announcement of On-market Share Buy-backs and Purchases".

OUTLOOK

CHEP Americas is expected to show continued strong growth for the full year. Sales growth and ongoing operational improvements are underpinning this performance.

In CHEP Europe, the focus on operational efficiencies, improved customer service and sales growth are expected to contribute to ongoing profit growth.

CHEP Rest of World is trading well and is expected to continue to do so.

In Recall, the focus is on growth and on the delivery of operating efficiencies. After a weaker first half, an improved performance is expected in the six months to June 2006. A number of initiatives have been introduced to deliver improved returns over the next two years. The business provides an attractive long-term opportunity with an above average growth and profitability profile.

Trading within the businesses to be divested is good. Cleanaway's performance continues to be markedly better while Brambles Industrial Services is performing well. The divestment programme is proceeding to plan and, subject to shareholder approval, unification of the DLC should be completed by the end of November 2006.

Overall, the outlook for Brambles is positive. We expect good progress in profit and solid cash generation in the second half.

DIRECTORS' REPORT

Brambles Industries Limited (BIL) and Brambles Industries plc (BIP) were united under a dual-listed companies structure (DLC) on 7 August 2001. This Directors' Report has been prepared as a joint report of both companies, which are collectively referred to as Brambles.

Names of Directors

The names of the Directors of Brambles in office during the half-year and up to the date of this report are as follows:

D R Argus, AO (Non-executive Chairman)
R D Brown (Non-executive Director)
M D I Burrows (Non-executive Joint Deputy Chairman)
H-O Henkel (Non-executive Director)
M F Ihlein (Chief Financial Officer)
S P Johns (Non-executive Director)
G J Kraehe, AO (Non-executive Director) (appointed 12 December 2005)
Sir David Lees (Non-executive Joint Deputy Chairman)
C L Mayhew (Non-executive Director) (appointed 23 August 2005)
J Nasser, AO (Non-executive Director)
D J Turner (Chief Executive Officer)
F A McDonald (Non-executive Director) (retired 11 November 2005)

Review of operations

A review of the operations of Brambles for the half-year ended 31 December 2005 and the results of those operations are covered in the Operational Review on pages 13 to 19.

Auditors' independence declaration

The auditors' independence declaration, as required under section 307C of the Australian Corporations Act 2001, is set out on page 74 and forms part of this report.

This report is made in accordance with a resolution of the Directors.

D J Turner
Chief Executive Officer

D R Argus, AO
Chairman

Sydney
23 February 2006

CONSOLIDATED INCOME STATEMENT

for the half-year ended 31 December 2005

	First half 2006			First half 2005			Full year 2005		
	Before special items[1]	**Special items[1]**	**Result for the period**	Before special items[1]	Special items[1]	Result for the period	Before special items[1]	Special items[1]	Result for the year
	US$ million			US$ million			US$ million		
Continuing operations									
Sales revenue	**1,707.6**	**–**	**1,707.6**	1,601.1	–	1,601.1	3,274.8	–	3,274.8
Other income	**60.0**	**–**	**60.0**	60.0	–	60.0	121.8	–	121.8
Operating expenses	**(1,427.0)**	**(22.7)**	**(1,449.7)**	(1,377.5)	(0.4)	(1,377.9)	(2,799.5)	6.2	(2,793.3)
Share of results of joint ventures and associates	**1.7**	**–**	**1.7**	1.4	–	1.4	2.7	–	2.7
Operating profit	**342.3**	**(22.7)**	**319.6**	285.0	(0.4)	284.6	599.8	6.2	606.0
Finance revenue	**4.0**	**–**	**4.0**	3.0	–	3.0	7.2	–	7.2
Finance costs	**(65.7)**	**–**	**(65.7)**	(72.4)	–	(72.4)	(137.3)	–	(137.3)
Net finance costs	**(61.7)**	**–**	**(61.7)**	(69.4)	–	(69.4)	(130.1)	–	(130.1)
Profit before tax	**280.6**	**(22.7)**	**257.9**	215.6	(0.4)	215.2	469.7	6.2	475.9
Tax	**(100.5)**	**0.4**	**(100.1)**	(74.2)	0.1	(74.1)	(160.4)	(2.4)	(162.8)
Profit from continuing operations	**180.1**	**(22.3)**	**157.8**	141.4	(0.3)	141.1	309.3	3.8	313.1
Profit from discontinued operations	**85.8**	**8.3**	**94.1**	64.9	(9.5)	55.4	145.2	(9.5)	135.7
Profit for the period	**265.9**	**(14.0)**	**251.9**	206.3	(9.8)	196.5	454.5	(5.7)	448.8
Profit attributable to:									
Minority interest	**0.4**	**–**	**0.4**	0.4	–	0.4	1.8	–	1.8
Members of the parent entities	**265.5**	**(14.0)**	**251.5**	205.9	(9.8)	196.1	452.7	(5.7)	447.0
Earnings per share (cents)									
Total									
– basic	**15.7**		**14.8**	12.2		11.6	26.8		26.4
– diluted	**15.5**		**14.7**	12.2		11.6	26.5		26.2
Continuing operations									
– basic	**10.6**		**9.3**	8.4		8.3	18.3		18.5
– diluted	**10.5**		**9.2**	8.3		8.3	18.1		18.4

The above consolidated income statement should be read in conjunction with the accompanying notes.

[1] Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Refer to notes 5 and 6.

CONSOLIDATED BALANCE SHEET
as at 31 December 2005

	December 2005 US$m	December 2004 US$m	June 2005 US$m
ASSETS			
Current assets			
Cash and cash equivalents	**133.0**	64.8	188.1
Trade and other receivables	**650.5**	1,111.4	1,098.0
Inventories	**30.8**	66.7	66.0
Derivative financial instruments	**8.9**	–	–
Other assets	**42.1**	105.5	66.8
	865.3	1,348.4	1,418.9
Assets classified as held for sale	**2,007.8**	10.0	9.3
Total current assets	**2,873.1**	1,358.4	1,428.2
Non-current assets			
Trade and other receivables	**5.9**	16.1	29.9
Equity-accounted investments	**17.7**	133.7	126.6
Property, plant and equipment	**2,821.8**	4,144.5	3,934.2
Goodwill	**559.9**	991.0	938.5
Other intangible assets	**154.3**	147.0	127.4
Deferred tax assets	**48.0**	168.2	151.5
Other assets	**6.4**	36.8	21.2
Total non-current assets	**3,614.0**	5,637.3	5,329.3
Total assets	**6,487.1**	6,995.7	6,757.5
LIABILITIES			
Current liabilities			
Trade and other payables	**573.3**	997.4	1,029.2
Borrowings	**91.7**	73.9	25.9
Derivative financial instruments	**3.0**	–	–
Tax payable	**70.8**	70.8	94.3
Provisions	**83.9**	161.5	177.7
	822.7	1,303.6	1,327.1
Liabilities directly associated with assets classified as held for sale	**779.8**	–	–
Total current liabilities	**1,602.5**	1,303.6	1,327.1
Non-current liabilities			
Borrowings	**2,064.4**	2,559.9	2,370.5
Retirement benefit obligations	**85.1**	187.0	241.5
Provisions	**9.6**	102.8	99.0
Deferred tax liabilities	**282.5**	409.6	358.5
Other liabilities	**0.3**	13.3	7.2
Total non-current liabilities	**2,441.9**	3,272.6	3,076.7
Total liabilities	**4,044.4**	4,576.2	4,403.8
Net assets	**2,442.7**	2,419.5	2,353.7
EQUITY			
Contributed equity	**1,111.9**	1,117.8	1,106.5
Reserves	**387.8**	577.1	404.0
Retained profits	**935.1**	717.4	835.5
Parent entities interest	**2,434.8**	2,412.3	2,346.0
Minority interest	**7.9**	7.2	7.7
Total equity	**2,442.7**	2,419.5	2,353.7

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE

for the half-year ended 31 December 2005

	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
Adjustment on initial adoption of IAS 32 / AASB 132 and IAS 39 / AASB 139:			
Retained profits	**(2.2)**	–	–
Reserves	**2.0**	–	–
Actuarial losses on defined benefit plans	**(26.8)**	–	(61.6)
Exchange differences on translation of foreign operations:			
Translation of foreign operations	**(45.5)**	222.4	65.2
Entities disposed taken to profit or loss	**3.1**	–	–
Cash flow hedges:			
Gains taken to equity	**3.5**	–	–
Transferred to profit or loss	**(0.8)**	–	–
Income tax:			
Taken directly to or transferred directly from equity	**5.5**	–	17.5
Transferred to profit or loss	**0.3**	–	–
Net (loss)/income recognised directly in equity	**(60.9)**	222.4	21.1
Profit for the period	**251.9**	196.5	448.8
Total recognised income and expense for the period	**191.0**	418.9	469.9
Attributable to:			
Minority interest	**0.4**	0.4	1.8
Members of the parent entities	**190.6**	418.5	468.1

The above consolidated statement of recognised income and expense should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

for the half-year ended 31 December 2005

	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
Cash flows from operating activities			
Receipts from customers	**3,436.2**	3,259.8	6,640.1
Payments to suppliers and employees	**(2,755.6)**	(2,559.1)	(5,080.7)
Cash generated from operations	**680.6**	700.7	1,559.4
Dividends received from joint ventures and associates	**9.4**	5.6	13.5
Interest received	**4.2**	3.0	6.3
Interest paid	**(69.9)**	(50.7)	(118.9)
Income taxes paid	**(114.2)**	(84.5)	(169.1)
Net cash inflow from operating activities	**510.1**	574.1	1,291.2
Cash flows from investing activities			
Acquisition of subsidiaries, net of cash acquired	**(192.8)**	(28.2)	(33.6)
Proceeds from disposal of businesses	**344.8**	6.5	11.6
Acquisition of investments in joint ventures and associates	**–**	(16.7)	(16.7)
Disposals of investments in joint ventures and associates	**–**	–	0.4
Increase in other investments	**(0.1)**	–	(11.6)
Disposals of other investments	**2.0**	0.5	20.2
Purchases of property, plant and equipment	**(413.8)**	(382.3)	(785.6)
Proceeds from sale of property, plant and equipment	**62.8**	48.0	119.9
Purchases of intangible assets	**(16.3)**	(5.9)	(7.8)
Loan outflows with joint ventures and associates	**(1.2)**	(0.5)	(7.1)
Loan inflows with joint ventures and associates	**13.8**	2.6	3.0
Net cash used in investing activities	**(200.8)**	(376.0)	(707.3)
Cash flows from financing activities			
Proceeds from borrowings	**1,681.7**	1,438.6	2,507.5
Repayments of borrowings	**(1,941.3)**	(1,524.8)	(2,711.9)
Net proceeds from hedge borrowings	**(5.8)**	(2.3)	1.0
Proceeds from issue of ordinary shares	**33.7**	2.4	10.9
Dividends paid to Brambles' shareholders	**(142.8)**	(124.4)	(256.5)
Dividends paid to minority interests	**(0.2)**	(0.3)	(0.7)
Net cash used in financing activities	**(374.7)**	(210.8)	(449.7)
Net (decrease)/increase in cash and cash equivalents	**(65.4)**	(12.7)	134.2
Cash and cash equivalents at beginning of the period	**188.0**	50.6	50.6
Effect of exchange rate changes	**(7.2)**	8.6	3.2
Cash and cash equivalents at end of the period	**115.4**	46.5	188.0

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS

for the half-year ended 31 December 2005

NOTE 1. BASIS OF PREPARATION

These financial statements present the consolidated results of Brambles Industries Limited (ABN 22 000 129 868) (BIL) and Brambles Industries plc (registered number 4134697) (BIP).

BIL and BIP, each a Company, are referred to collectively throughout these financial statements as Brambles.

Key features of the DLC structure

The dual-listed companies (DLC) structure is essentially a contractual arrangement between BIL and BIP under which they operate as if they were a single economic enterprise, while retaining their separate legal identities, tax residencies and stock exchange listings. The arrangement, which was implemented in 2001, did not involve the acquisition of one company by the other or any transfer of shares or other assets between BIL and BIP.

As at the date of implementation of the DLC structure, BIL and BIP shareholders collectively held 57% and 43% respectively of the economic and voting interests in Brambles. Additional shares may be issued by either Company independently of the other so long as all shareholders benefit equally from the issue.

BIL and BIP have identical Boards and unified management, with Brambles' global headquarters operating in Sydney, Australia. The Boards have regard to the interests of all shareholders in Brambles.

BIL remains incorporated and domiciled in Australia with its shares listed on the Australian Stock Exchange. BIP remains incorporated and domiciled in the UK with its shares listed on the London Stock Exchange.

Each BIL share and BIP share has equivalent economic and voting interests in Brambles which is controlled by the Sharing Agreement. Under the Sharing Agreement, the Equalisation Ratio governs the proportion in which distributions of income and capital are made to BIL and BIP shareholders (on a per share basis) and the relative voting rights.

The Equalisation Ratio is presently one to one and all shareholders, as far as practicable, receive equivalent economic returns by way of dividends.

Dividends are paid by each Company on an equalised per-share basis (having regard to the Equalisation Ratio). This means that neither BIL nor BIP declare or pay any dividend unless the other Company is permitted to and does pay a matching dividend.

If either BIL or BIP is prohibited by law or is otherwise unable to declare or pay all or any portion of such a matching dividend because of lack of retained profits, distributable reserves or otherwise, then the Companies enter into such transactions with each other as the Boards agree to be necessary so as to enable both Companies to pay equivalent dividends as nearly as practicable at the same time. Alternatively, the Boards may agree that the Companies pay a reduced dividend, which each Company is capable of paying without entering into such transactions, or that neither company pays a dividend for that year.

There have been no such transactions entered into between BIL or BIP either during the half-year or up to the date of the Directors' Report.

The shareholders of BIL and BIP effectively vote together as a single decision-making body on matters affecting them in similar ways, such as the approval of appointment of Directors. These matters are known as Joint Electorate Actions. In the case of certain matters in relation to which the two bodies of shareholders may have divergent interests, the Company wishing to carry out the relevant action requires the approval of the shareholders in the other Company (voting separately) as well as the approval of its own shareholders (voting separately). These matters are known as Class Rights Actions.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

These financial statements, which have been prepared in accordance with IAS 34 / AASB 134: Interim Financial Reporting, are a general purpose financial report.

The financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as adopted for use in the European Union and Australian Equivalents to International Financial Reporting Standards (AIFRS), and in accordance with the requirements of the Corporations Act 2001 and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS. They comply with applicable accounting standards and other authoritative pronouncements of the International Accounting Standards Board (IASB), the Australian Accounting Standards Board (AASB), the International Financial Reporting Interpretations Committee (IFRIC) and the Urgent Issues Group (UIG).

Generally AIFRS are identical to IFRS except that in certain instances AIFRS require additional disclosures to be made or prohibit accounting treatments permitted by IFRS. Throughout the financial statements reference is made to IFRS which should be read to include AIFRS. Accounting policies have been selected to ensure concurrent compliance with both IFRS and AIFRS.

The financial statements are drawn up in accordance with the conventions of historical cost accounting, except for available-for-sale investments, derivative financial instruments and financial assets and liabilities at fair value through profit or loss.

Rounding of amounts

As Brambles is a company of a kind referred to in ASIC Class Order 98/0100, relevant amounts in the financial statements and Directors' Report have been rounded to the nearest hundred thousand US dollars or, in certain cases, to the nearest thousand US dollars.

References to 2006 and 2005 are to the financial years ended 30 June 2006 and 30 June 2005 respectively.

Statement of compliance

These interim financial statements comply with IFRS. They do not include all of the notes that would normally be included in an annual financial report. The interim financial statements should be read in conjunction with the Annual Review of BIP and Annual Report of BIL for the year ended 30 June 2005.

The figures for the year ended 30 June 2005 included within the interim financial statements (which do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985) have been extracted from the 2005 Annual Review, which was filed with the UK Registrar of Companies, adjusted as necessary to reflect IFRS transition changes as described below. The auditors' opinion on those accounts was unqualified and did not contain a statement under Section 237 of the UK Companies Act 1985. The interim financial statements were approved by the Directors on 23 February 2006. They are unaudited but have been reviewed by the auditors.

These are the first statements prepared under IFRS and are covered by IFRS 1: First-time Adoption of IFRS and AASB 1: First-time Adoption of AIFRS. In the year ended 30 June 2005, the Annual Review of BIP was prepared under UK GAAP and the Annual Report of BIL under AGAAP. In preparing interim financial statements under IFRS, management has amended certain accounting and valuation methods that previously applied under UK GAAP and AGAAP. Descriptions of the changes and reconciliations of the effect of the transition from UK GAAP and AGAAP on Brambles' equity, net income and cash flows are provided in Notes 17 and 18 respectively.

Comparatives for the periods ended 31 December 2004 and 30 June 2005 have been restated accordingly.

The policies set out below have been consistently applied to all the years presented except for those relating to financial instruments. Brambles has used the exemption available under IFRS 1 and AASB 1 to

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

apply IAS 32 / AASB 132: Financial Instruments: Disclosure and Presentation and IAS 39 / AASB 139: Financial Instruments: Recognition and Measurement from 1 July 2005.

Basis of consolidation

The consolidated financial statements of Brambles include the financial statements of BIL and BIP and all their subsidiaries. The consolidation process eliminates all inter-entity accounts and transactions. The financial statements of overseas subsidiaries have been prepared in accordance with overseas accounting practices and, for consolidation purposes, have been adjusted to comply with IFRS. The financial statements of all subsidiaries are prepared for the same reporting period as BIL and BIP.

On acquisition, the assets and liabilities and contingent liabilities of a subsidiary are measured at their fair values at the date of acquisition. Any excess of the cost of acquisition over the fair values of the identifiable net assets acquired is recognised as goodwill. Any deficiency of the cost of acquisition below the fair values of the identifiable net assets acquired (i.e. discount on acquisition) is credited to profit and loss in the period of acquisition. The interest of minority shareholders is stated at the minority's proportion of the fair values of the assets and liabilities recognised.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate.

Brambles has taken advantage of the exemption permitted by IFRS 1 / AASB 1 and elected not to apply IFRS 3 / AASB 3: Business Combinations retrospectively to business combinations, including the creation of the DLC structure itself, entered into prior to the transition to IFRS.

Fair values at the time of executing the DLC Structure Sharing Agreement between BIL and BIP were not applied in the preparation of the combined financial statements under UK GAAP and AGAAP. Previously, the combined financial statements were prepared by applying accounting principles similar to those adopted under UIG Abstract 13: The Presentation of the Financial Report of Entities whose Securities are 'Stapled'. The continuation of this consolidation basis under IFRS is in accordance with UIG Interpretation 1001: Consolidated Financial Reports in relation to Pre-Date-of-Transition Dual Listed Company Arrangements.

Investment in joint ventures and associates

Investments in associates, where Brambles exercises significant influence, and other joint venture entities are accounted for using the equity method in the consolidated financial statements, and include any goodwill arising on acquisition. Under this method, Brambles' share of the profits or losses of associates and joint ventures is recognised in the consolidated statement of financial performance and its share of movements in reserves is recognised in consolidated reserves. Cumulative movements are adjusted against the cost of the investment.

If Brambles' share of losses in an associate or joint venture exceeds its interest in the associate or joint venture, Brambles does not recognise further losses unless it has incurred obligations or made payments on behalf of its associate or joint venture.

Loans to equity accounted associates and joint ventures under formal loan agreements are long term in nature and are included as investments.

Where there has been a change recognised directly in the associate's or joint venture's equity, Brambles recognises its share of any changes as a change in equity, as disclosed in Note 12.

Non-current assets held for sale

Non-current assets and disposal groups classified as held for sale are measured at the lower of carrying amount and fair value less costs to sell.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the asset (or disposal group) is available for immediate sale in its present condition. Management must be committed to the sale which should be expected to qualify for recognition as a completed sale within one year from the date of classification.

Discontinued operations

The trading results for business operations disposed during the period or classified as held for sale are disclosed separately as discontinued operations in the income statement. The amount disclosed includes any related impairment losses recognised and any gains or losses arising on disposal.

Comparative amounts for the prior period are restated in the income statement to include current period discontinued operations.

Presentation currency

The financial statements are prepared in US dollars.

Brambles has selected the US dollar as its presentation currency for the following reasons:

- a significant portion of Brambles' activity is denominated in US dollars; and
- it is widely understood by Australian, UK and international investors and analysts.

The parent entity financial statements of BIL and BIP continue to be prepared in Australian dollars and sterling respectively, being their respective functional currencies.

There is no change to the currency in which dividends are declared and paid.

Foreign currency

Items included in the financial statements of each of Brambles' entities are measured using the functional currency of each entity. The consolidated financial statements are presented in US dollars, which is Brambles' presentation currency.

Foreign currency transactions are translated into the functional currency of each entity using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions, and from the translation at year-end rates of monetary assets and liabilities denominated in foreign currencies, are recognised in the income statement, except where deferred in equity as qualifying cash flow hedges or qualifying net investment hedges.

Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Gains and losses arising on retranslation are recognised directly in equity.

The results and cash flows of subsidiaries, joint ventures and associates are translated into US dollars using the average exchange rates for the period. Where this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, the exchange rate on the transaction date is used. Assets and liabilities of subsidiaries, joint ventures and associates are translated into US dollars at the exchange rate ruling at the balance sheet date. All resulting exchange differences arising on the translation of Brambles' overseas entities are recognised as a separate component of equity.

The financial statements of foreign subsidiaries, joint ventures and associates that report in the currency of a hyperinflationary economy are restated in terms of the measuring unit current at the balance sheet date before they are translated into US dollars.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

In its transition to IFRS, Brambles has chosen not to make use of the exemption set out in IFRS 1 / AASB 1 that permits cumulative translation differences that existed at the date of transition to IFRS to be transferred to retained earnings and the foreign currency translation reserve at 1 July 2004 deemed to be zero. Instead, the foreign currency translation reserve has been recalculated in US dollars from the date of establishment of the DLC. Any gain or loss on the subsequent disposal of a foreign operation will include the deferred cumulative exchange differences recognised in equity in respect of that entity from the date of establishment of the DLC.

The principal exchange rates affecting Brambles were:

		US$:A$	US$:euro	US$:£
Average	First half 2006	0.7500	1.2043	1.7680
	Full year 2005	0.7532	1.2686	1.8557
	First half 2005	0.7374	1.2664	1.8435
Period end	31 December 2005	0.7316	1.1846	1.7263
	30 June 2005	0.7615	1.2116	1.7960
	31 December 2004	0.7766	1.3485	1.9100

Revenue

Revenue is recognised to the extent that it is probable that the economic benefits will flow to Brambles and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of duties and taxes paid (Value Added Tax, Goods and Services Tax and local equivalents), except for UK landfill tax.

Revenue is recognised as follows:

- For services, when invoicing the customer following the provision of the service and/or under the terms of agreed contracts in accordance with agreed contractual terms in the period in which the service is provided;
- Where services are provided under long term contracts, the percentage of completion method is used to determine applicable revenue. Where the outcome of a contract cannot be reliably estimated but the applicable costs are expected to be recovered, revenue is recognised only to the extent of costs incurred; and
- On disposal of property, plant and equipment in the ordinary course of business, when control of the property has passed to the buyer.

Amounts arising from compensation for irrecoverable pooling equipment are recognised only when it is probable that they will be received.

Interest

Interest revenue is recognised as the interest accrues (using the effective interest method, which is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument) to the net carrying amount of the financial asset.

Dividends

Dividend revenue is recognised when the shareholders' right to receive the payment is established.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

Borrowing costs

Borrowing costs are recognised as expenses in the year in which they are incurred, except where they are included in the cost of qualifying assets.

The capitalisation rate used to determine the amount of borrowing costs to be capitalised is the weighted average interest rate applicable to the entity's outstanding borrowings during the year. No borrowing costs were capitalised in first half 2006 or full year 2005.

Pensions and other post-employment benefits

Payments to defined contribution pension schemes are charged as an expense as they fall due. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution schemes where Brambles' obligations under the schemes are equivalent to those arising in a defined contribution pension scheme.

Brambles has elected to early adopt the amendment to IAS 19 / AASB 119: Employee Benefits in order to recognise actuarial gains and losses in the statement of recognised income and expense.

A liability in respect of defined benefit pension schemes is recognised in the balance sheet, measured as the present value of the defined benefit obligation at the reporting date less the fair value of the pension scheme's assets at that date. Pension obligations are measured as the present value of estimated future cash flows discounted at rates reflecting the yields of high quality corporate bonds.

The costs of providing pensions under defined benefit schemes are calculated using the projected unit credit method, with actuarial valuations being carried out at each balance sheet date. Past service cost is recognised immediately to the extent that the benefits are already vested, and otherwise is amortised on a straight-line basis over the average period until the benefits become vested.

Actuarial gains and losses arising from differences between expected and actual returns, and the effect of changes in actuarial assumptions are recognised in full immediately through the statement of recognised income and expense in the period in which they arise.

The costs of other post-employment liabilities are calculated in a similar way to defined benefit pension schemes and spread over the period during which benefit is expected to be derived from the employees' services, in accordance with the advice of qualified actuaries.

Executive and employee option plans

Incentives in the form of share-based compensation benefits are provided to executives and employees under share option and performance share schemes approved by shareholders.

Options and share awards are fair valued by qualified actuaries at their grant dates in accordance with the requirements of IFRS 2 / AASB 2: Share-based Payments, using a binomial model. The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, on a straight-line basis over the period in which the performance conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (vesting date).

Executives and employees in certain jurisdictions are provided cash incentives calculated by reference to the options and awards under the share option schemes (phantom shares). These phantom shares are fair valued on initial grant and at each subsequent reporting date. The cost of such phantom shares is charged to the income statement over the relevant vesting periods, with a corresponding increase in provisions.

The fair value calculation of options granted excludes the impact of any non-market vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, Brambles revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

On its transition to IFRS, Brambles has elected to make use of the exemption set out in IFRS 1 / AASB 1 in relation to share options granted before 7 November 2002 or which vested before 1 January 2005. No expense is recognised in respect of these options. Such exempted share options are recognised when the options are exercised, with the proceeds received being allocated to share capital.

Special items

Special items comprise impairments, exceptional items, fair value adjustments and amortisation of acquired non-goodwill intangible assets (other than software). Exceptional items are items of income or expense which are considered to be outside the ordinary course of business and are, either individually or in aggregate, material to Brambles or to the relevant business segment. Such items are likely to include, but are not restricted to, gains or losses on the sale or termination of operations, the cost of significant reorganisations or restructuring, and impairment charges on tangible or intangible assets. This presentation has been adopted to assist understanding of the underlying business results.

Assets

Cash and cash equivalents

For purposes of the statement of cash flows, cash includes deposits at call with financial institutions and other highly liquid investments which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are presented within borrowings in the balance sheet.

Trade receivables do not carry any interest and are recognised at amounts receivable less an allowance for any uncollectible amounts. Trade receivables are recognised when services are provided and settlement is expected within normal credit terms.

Bad debts are written-off when identified. A provision for doubtful receivables is established when there is a level of uncertainty as to the full recoverability of the receivable, based on objective evidence.

Inventories

Stock and stores on hand are valued at the lower of cost and net realisable value and, where appropriate, provision is made for possible obsolescence. Work in progress, which represents partly-completed work undertaken at pre-arranged rates but not invoiced at the balance sheet date, is recorded at the lower of cost or net realisable value.

Cost is determined on a first-in, first-out basis and, where relevant, includes an appropriate portion of overhead expenditure. Net realisable value is the estimated selling price in the ordinary course of business, less estimated costs of completion and costs to make the sale.

Recoverable amount of non-current assets

At each reporting date, Brambles assesses whether there is any indication that an asset, or cash generating unit to which the asset belongs, may be impaired. Where an indicator of impairment exists, Brambles makes a formal estimate of recoverable amount. The recoverable amount of an asset is the greater of its fair value less costs to sell and its value in use.

Where the carrying value of an asset exceeds its recoverable amount, the asset is considered to be impaired and is written down to its recoverable amount. The impairment loss is recognised as a special item of expense in the income statement in the reporting period in which the write-down occurs.

The expected net cash flows included in determining recoverable amounts of non-current assets are discounted to their present values using a market risk adjusted discount rate. The discount rates range from 9% to 33% depending on the nature and location of the assets.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

Investments

Other investments, where Brambles does not exert significant influence, are initially recognised at cost, being the fair value of the consideration given plus any acquisition charges associated with the investment. Dividends are brought to account when received.

From 1 July 2005, investments are classified as held for trading or available-for-sale.

After initial recognition, other investments, which are classified as held for trading or available-for-sale, are measured at fair value. Gains or losses on investments held for trading are recognised in the income statement. Gains or losses on available-for-sale investments are recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of, or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

Property, plant and equipment

Property, plant and equipment (PPE) is stated at cost, net of depreciation and any provision for impairment, except land which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of assets, and, where applicable, an initial estimate of the cost of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditure is capitalised only when it is probable that future economic benefits associated with the expenditure will flow to Brambles. Repairs and maintenance are expensed in the income statement in the period they are incurred.

Depreciation is charged in the financial statements so as to write-off the cost of all PPE, including landfill sites, but excluding other freehold land, to their residual value on a straight-line or reducing balance basis over their expected useful lives to Brambles. Residual values and useful lives are reviewed, and adjusted if appropriate, at each balance sheet date.

Predominantly, the straight-line basis has been used except for landfill sites where depreciation is based on the capacity used as a proportion of the total capacity available.

The expected useful lives of PPE are generally:

- Buildings 50 years
- Pooling equipment 5–10 years
- Other plant and equipment (owned and leased) 3–20 years

The cost of improvements to leasehold properties is amortised over the unexpired portion of the lease, or the estimated useful life of the improvement to Brambles, whichever is the shorter.

Provision is made for irrecoverable pooling equipment based on experience in each market. The provision is presented within accumulated depreciation.

The carrying values of PPE are reviewed for impairment when circumstances indicate their carrying values may not be recoverable. Assets are assessed within the cash generating unit to which they belong. Any impairment losses are recognised in the income statement.

The recoverable amount of PPE is the greater of its fair value less costs to sell and its value in use. Value in use is determined as estimated future cash flows discounted to their present value using a pre-tax discount rate reflecting current market assessments of the time value of money and the risk specific to the asset.

PPE is derecognised upon disposal or when no future economic benefits are expected to arise from continued use of the asset. Any gain or loss arising on derecognition of the asset is included in the income statement in the period in which the asset is derecognised.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

Goodwill

Goodwill is carried at cost less accumulated impairment losses. Goodwill is not amortised.

Goodwill represents the excess of the cost of an acquisition over the fair value of Brambles' share of the net identifiable assets of the acquired subsidiary or associate at the date of acquisition. Goodwill on acquisitions of subsidiaries is included in intangible assets. Goodwill on acquisitions of associates is included in investments in associates.

Upon acquisition, any goodwill arising is allocated to each cash generating unit expected to benefit from the acquisition. Goodwill is tested annually for impairment, or more frequently if events or changes in circumstances indicate that it might be impaired. An impairment loss is recognised when the recoverable amount of the cash generating unit is less than its carrying amount.

On disposal of an operation, goodwill associated with the disposed operation is included in the carrying amount of the operation when determining the gain or loss on disposal.

In its transition to IFRS, Brambles has elected to make use of the exemption set out in IFRS 1 / AASB 1 in relation to business combinations and has not applied IFRS 3 / AASB 3: Business Combinations to combinations that occurred before 1 July 2004. The carrying amount of goodwill under AGAAP at 1 July 2004 has been deemed to be the carrying amount of goodwill under IFRS at that date, as further described in Note 17.

Other intangible assets

Other intangible assets acquired are capitalised at cost, unless acquired as part of a business combination in which case they are capitalised at fair value as at the date of acquisition. Following initial recognition, intangible assets are carried at cost less provisions for amortisation and impairment.

The costs of acquiring and developing computer software for internal use are capitalised as intangible non-current assets where it is used to support a significant business system and the expenditure leads to the creation of a durable asset.

Useful lives have been established for all non-goodwill intangible assets. Amortisation charges are expensed in the income statement over those useful lives. Estimated useful lives are reviewed annually.

The expected useful lives of intangible assets are generally:

Customer lists and relationships	3–20 years
Computer software	3–7 years

There are no non-goodwill intangible assets with indefinite lives.

Intangible assets are tested for impairment where an indicator of impairment exists, either individually or at the cash generating unit level.

Gains or losses arising from derecognition of an intangible asset are measured as the difference between the net disposal proceeds and the carrying amount of the asset and are recognised in the income statement when the asset is derecognised.

Deferred expenditure

Expenditure incurred on projects that will give rise to financial benefits in future years is deferred and amortised over the period in which the benefits are expected to be obtained. Current amortisation is over three to five years.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

Liabilities

Payables

Trade and other creditors represent liabilities for goods and services provided to Brambles prior to the end of the financial year which remain unpaid at the reporting date. The amounts are unsecured and are paid within normal credit terms.

Provisions

Provisions for liabilities are made on the basis that, due to a past event, the business has a constructive or legal obligation to transfer economic benefits that are of uncertain timing or amount. Provisions are measured at the present value of management's best estimate at the balance sheet date of the expenditure required to settle the obligation. The discount rate used is a pre-tax rate that reflects current market assessments of the time value of money and the risks appropriate to the liability.

Provisions for environmental and landfill costs include provisions associated with the closure and post closure costs of landfill sites. Brambles estimates its total future requirements for closure costs and for post closure monitoring and maintenance of each site after the anticipated closure.

Full provision for site restoration is made for the net present value (NPV) of Brambles' minimum unavoidable costs in relation to restoration liabilities at its landfill sites and this value is capitalised in fixed assets. Brambles provides for the NPV of restoration costs over the life of its landfill sites, based upon the amount of airspace consumed.

Provision for aftercare is made for the NPV of post closure costs based on the amount of airspace consumed in the period. The dates of payment of aftercare costs are uncertain but are anticipated to be up to 60 years from closing of the relevant landfill site.

Where discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost in the income statement.

Interest bearing liabilities

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the borrowing proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

Borrowings are classified as current liabilities unless Brambles has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Employee entitlements

Employee entitlements are provided by Brambles in accordance with the legal and social requirements of the country of employment. Principal entitlements are for annual leave, long service leave and contract entitlements which, when vested, are classified as current liabilities.

Liabilities for annual leave, as well as those employee entitlements which are expected to be settled within one year, are measured at the amounts expected to be paid when they are settled. All other employee entitlement liabilities are measured at the estimated present value of the future cash outflows to be made in respect of services provided by employees up to the reporting date.

Dividends

A provision for dividends is only recognised where the dividends have been declared prior to the reporting date.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

Leases

Leases are classified at their inception as either operating or finance leases based on the economic substance of the agreement so as to reflect the risks and benefits incidental to ownership.

Operating leases

The minimum lease payments under operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight-line basis over the term of the lease.

Finance leases

Finance leases, which effectively transfer substantially all of the risks and benefits incidental to ownership of the leased item to Brambles, are capitalised at the inception of the lease at the fair value of the leased asset or, if lower, present value of the minimum lease payments, and disclosed as property, plant and equipment held under lease. A lease liability of equal value is also recognised.

Lease payments are allocated between finance charges and a reduction of the lease liability so as to achieve a constant period rate of interest on the lease liability outstanding each period. The finance charge is recognised as a finance cost in the income statement.

Capitalised lease assets are depreciated over the shorter of the estimated useful life of the assets and the lease term.

Income tax

The income tax expense or benefit for the year is the tax payable or receivable on the current year's taxable income based on the national income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statements and to unused tax losses.

Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of taxable profit, calculated using tax rates which are enacted or substantively enacted by the balance sheet date.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses. The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are not recognised:

- where the deferred tax arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; or
- in respect of temporary differences associated with investments in subsidiaries, joint ventures and associates where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

Current and deferred tax attributable to amounts recognised directly in equity are also recognised directly in equity.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

Financial instruments

Financial assets and financial liabilities are recognised on Brambles' balance sheet when Brambles becomes a party to the contractual provisions of the instrument. Derecognition takes place when Brambles no longer controls the contractual rights that comprise the financial instrument, which is normally the case when the instrument is sold, or all the cash flows attributable to the instrument are passed through to an independent third party.

Derivative instruments used by Brambles, which are used solely for hedging purposes (ie to offset foreign exchange and interest rate risks), comprise interest rate swaps, caps, collars, forward rate agreements and forward foreign exchange contracts. Such derivative instruments are used to alter the risk profile of Brambles' existing underlying exposure in line with Brambles' risk management policies.

To 30 June 2005

Since all derivative instruments employed by Brambles are used solely for hedging purposes, they are all designated as hedging instruments. Brambles defers the impact of the derivative instruments on profit until it recognises the underlying hedged item in the income statement.

Interest differentials under interest rate swaps, caps and collars are recognised by adjustment of the underlying interest receivable or payable over the term of the agreement and as such are accrued to profit or loss on a time apportioned basis.

Currency swap agreements and forward foreign exchange contracts are valued at closing exchange rates.

Resulting gains and losses are offset against foreign exchange gains or losses on the related borrowings or, where the instrument is used to hedge a committed future transaction, are deferred until the transaction occurs and shown within debtors or creditors as appropriate.

From 1 July 2005 *(when IAS 32 / AASB 132 and IAS 39 / AASB 139 apply)*

Derivative financial instruments are stated at fair value. The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturities at the balance sheet date. The fair value of interest rate swap contracts is calculated as the present value of the forward cash flows of the instrument after applying market rates and standard valuation techniques.

For the purposes of hedge accounting, hedges are classified as either fair value hedges or cash flow hedges.

Fair value hedges

Fair value hedges are derivatives that hedge exposure to changes in the fair value of a recognised asset or liability, or an unrecognised firm commitment. In relation to fair value hedges which meet the conditions for hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest-bearing financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

Hedge accounting is discontinued prospectively if the hedge is terminated or no longer meets the hedge accounting criteria. In this case, any adjustment to the carrying amounts of the hedged item for the designated risk for interest-bearing financial instruments is amortised to the income statement following termination of the hedge.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES *continued*

Cash flow hedges

Cash flow hedges are derivatives that hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability, or a highly probable forecast transaction.

In relation to cash flow hedges to hedge forecasted transactions which meet the conditions for hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting.

At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to net profit or loss for the year.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement in the same year in which the hedged firm commitment affects the net profit and loss, for example when the future sale actually occurs.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

Derivatives that do not qualify for hedge accounting

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to net profit or loss for the year.

Earnings per share (EPS)

Basic EPS is calculated as net profit attributable to members of the parent entities, adjusted to exclude costs of servicing equity (other than dividends), divided by the weighted average number of ordinary shares, adjusted for any bonus element.

Diluted EPS is calculated as net profit attributable to members of the parent entities, adjusted for:

- Costs of servicing equity (other than dividends) and preference share dividends;
- The after-tax effect of dividends and finance costs associated with dilutive potential ordinary shares that have been recognised as expenses;
- Other non-discretionary changes in revenues or expenses during the year that would result from the dilution of potential ordinary shares;
- and divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

NOTE 3. SEGMENTAL ANALYSIS

Brambles' material business segments are CHEP (pallet and container pooling), Recall (information management), Cleanaway (waste management), Brambles Industrial Services and Regional Businesses.

Brambles has announced its intention to focus on growing the CHEP and Recall businesses and that it intends to divest all its other businesses. Accordingly, Cleanaway, Brambles Industrial Services and the Regional Businesses are presented as discontinued operations. Other discontinued operations comprise Recall's Italian operations, which are being marketed for sale.

	Total revenue			Sales revenue		
	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m	**First half 2006 US$m**	First half 2005 US$m	Full year 2005 US$m
By business segment						
CHEP	**1,504.5**	1,410.4	2,874.6	**1,445.0**	1,351.4	2,762.6
Recall	**263.1**	250.7	522.0	**262.6**	249.7	512.2
Continuing operations	**1,767.6**	1,661.1	3,396.6	**1,707.6**	1,601.1	3,274.8
Cleanaway	**953.6**	943.1	1,912.3	**947.3**	937.8	1,895.3
Brambles Industrial Services	**274.8**	273.9	573.8	**272.5**	269.6	559.2
Regional Businesses	**94.5**	104.2	217.1	**94.0**	103.7	216.1
Other	**9.4**	8.9	18.6	**9.4**	8.8	18.4
Discontinued operations	**1,332.3**	1,330.1	2,721.8	**1,323.2**	1,319.9	2,689.0
Total	**3,099.9**	2,991.2	6,118.4	**3,030.8**	2,921.0	5,963.8
By geographic origin						
Europe	**1,571.9**	1,570.7	3,180.5	**1,559.8**	1,558.0	3,153.8
Americas	**932.1**	856.5	1,756.8	**883.1**	810.7	1,662.8
Australia/New Zealand	**520.3**	497.8	1,036.6	**514.5**	487.7	1,006.4
Rest of World	**75.6**	66.2	144.5	**73.4**	64.6	140.8
Total	**3,099.9**	2,991.2	6,118.4	**3,030.8**	2,921.0	5,963.8

NOTE 3. SEGMENTAL ANALYSIS *continued*

	Operating profit [1]			Comparable operating profit [2]		
	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m	**First half 2006 US$m**	First half 2005 US$m	Full year 2005 US$m
By business segment						
CHEP	**317.8**	252.7	534.3	**317.8**	252.7	534.3
Recall	**24.8**	41.1	90.6	**38.1**	41.5	84.4
Corporate	**(23.0)**	(9.2)	(18.9)	**(13.6)**	(9.2)	(18.9)
Continuing operations	**319.6**	284.6	606.0	**342.3**	285.0	599.8
Cleanaway	**84.4**	62.4	135.2	**92.8**	62.4	135.2
Brambles Industrial Services	**36.9**	31.2	68.0	**32.0**	31.2	68.0
Regional Businesses	**52.5**	6.1	14.2	**3.3**	6.1	14.2
Other	**(13.9)**	(2.2)	(1.4)	**0.1**	(2.2)	(1.4)
Discontinued operations	**159.9**	97.5	216.0	**128.2**	97.5	216.0
Total	**479.5**	382.1	822.0	**470.5**	382.5	815.8

	Special items, before tax		
	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
By business segment			
CHEP	**–**	–	–
Recall	**(13.3)**	(0.4)	6.2
Corporate	**(9.4)**	–	–
Continuing operations	**(22.7)**	(0.4)	6.2
Cleanaway	**(8.4)**	–	–
Brambles Industrial Services	**4.9**	–	–
Regional Businesses	**49.2**	–	–
Other	**(14.0)**	–	–
Discontinued operations	**31.7**	–	–
Total	**9.0**	(0.4)	6.2

1 Operating profit is segment revenue less segment expense. It excludes net finance costs.

2 Comparable operating profit is profit before special items, finance costs and tax which the Directors consider to be a useful measure of underlying business performance. The difference between comparable operating profit and operating profit is due to special items.

NOTE 3. SEGMENTAL ANALYSIS *continued*

	Capital expenditure (including acquisitions)			Depreciation and amortisation		
	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m	**First half 2006 US$m**	First half 2005 US$m	Full year 2005 US$m
By business segment						
CHEP	**291.9**	251.0	484.1	**177.4**	179.1	361.3
Recall	**131.4**	27.9	50.6	**27.6**	15.3	30.4
Corporate	**0.3**	(0.1)	0.2	**0.5**	0.6	1.3
Continuing operations	**423.6**	278.8	534.9	**205.5**	195.0	393.0
Cleanaway	**54.2**	66.4	165.6	**54.9**	71.6	145.6
Brambles Industrial Services	**39.7**	31.2	86.7	**20.9**	23.9	48.5
Regional Businesses	**7.1**	6.8	14.7	**4.4**	7.9	16.0
Other	**0.3**	0.8	1.6	**0.4**	1.1	2.3
Discontinued operations	**101.3**	105.2	268.6	**80.6**	104.5	212.4
Total	**524.9**	384.0	803.5	**286.1**	299.5	605.4
By geographic origin						
Europe	**153.9**	163.4	311.1			
Americas	**187.3**	132.8	280.2			
Australia/New Zealand	**171.1**	76.9	181.2			
Rest of World	**12.6**	10.9	31.0			
Total	**524.9**	384.0	803.5			

	Segment assets			Segment liabilities		
	December 2005 US$m	December 2004 US$m	June 2005 US$m	**December 2005 US$m**	December 2004 US$m	June 2005 US$m
By business segment						
CHEP	**3,370.8**	3,554.1	3,364.9	**585.0**	578.6	607.0
Recall	**918.1**	745.6	722.2	**103.8**	90.8	110.4
Corporate	**28.0**	28.8	24.5	**66.4**	91.6	94.6
Continuing operations	**4,316.9**	4,328.5	4,111.6	**755.2**	761.0	812.0
Cleanaway	**1,508.1**	1,658.3	1,564.4	**552.5**	545.4	571.1
Brambles Industrial Services	**278.4**	534.5	527.3	**74.5**	100.1	108.3
Regional Businesses	**100.6**	170.7	166.0	**37.6**	36.1	45.2
Other	**16.8**	36.1	31.9	**15.6**	19.4	18.0
Discontinued operations	**1,903.9**	2,399.6	2,289.6	**680.2**	701.0	742.6
Segment assets and liabilities	**6,220.8**	6,728.1	6,401.2	**1,435.4**	1,462.0	1,554.6
Cash and borrowings	**133.0**	64.8	188.1	**2,156.1**	2,633.8	2,396.4
Current tax balances	**6.0**	34.6	16.7	**116.0**	70.8	94.3
Deferred tax balances	**127.3**	168.2	151.5	**336.9**	409.6	358.5
Total assets and liabilities	**6,487.1**	6,995.7	6,757.5	**4,044.4**	4,576.2	4,403.8
By geographic origin						
Europe	**2,977.9**	3,745.3	3,382.8			
Americas	**2,026.7**	1,948.3	1,977.0			
Australia/New Zealand	**1,042.6**	873.3	881.2			
Rest of World	**173.6**	161.2	160.2			
Total	**6,220.8**	6,728.1	6,401.2			

NOTE 4. PROFIT FROM ORDINARY ACTIVITIES – CONTINUING OPERATIONS

	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
The following items have been recognised in the consolidated income statement:			
Revenue			
Sales revenue	**1,707.6**	1,601.1	3,274.8
Other income	**60.0**	60.0	121.8
Total revenue from continuing operations	**1,767.6**	1,661.1	3,396.6
Operating expenses			
Employment costs	**345.5**	322.1	663.2
Service suppliers:			
– Transport	**308.7**	276.2	560.1
– Repairs and maintenance	**114.7**	111.6	227.0
– Subcontractors and other service suppliers	**201.9**	205.4	428.8
Raw materials and consumables	**85.8**	83.6	184.1
Occupancy	**69.0**	65.7	136.3
Depreciation of property, plant and equipment	**177.4**	177.9	358.5
Irrecoverable pooling equipment provision expense	**53.1**	54.0	114.7
Amortisation of software	**15.2**	15.5	31.5
Amortisation of acquired non-goodwill intangible assets (other than software)	**12.3**	0.4	1.3
Amortisation of deferred expenditure	**0.6**	1.2	1.7
Other	**65.5**	64.3	86.1
Operating expenses from continuing operations	**1,449.7**	1,377.9	2,793.3

NOTE 5. SPECIAL ITEMS – CONTINUING OPERATIONS

	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
Amortisation of acquired non-goodwill intangible assets (other than software)	**(1.1)**	(0.4)	(1.3)
Exceptional items:			
Restructuring and unification costs [1]	**(9.4)**	–	–
AUSDOC integration costs [2]	**(12.2)**	–	–
Gain on disposal of investment [3]	**–**	–	7.5
Special items from continuing operations	**(22.7)**	(0.4)	6.2
Tax on special items:			
On amortisation of acquired non-goodwill intangible assets (other than software)	**0.3**	0.1	0.4
On exceptional items	**0.1**	–	(2.8)
Tax on special items from continuing operations	**0.4**	0.1	(2.4)
Special items from continuing operations after tax	**(22.3)**	(0.3)	3.8

1 During first half 2006, Brambles incurred advisers fees and related expenses of US$9.4 million (US$9.3 million after tax) in connection with the restructuring; future direction for the restructured Group; and the DLC unification that was announced on 29 November 2005.

2 The majority of the brands and software acquired as part of the AUSDOC acquisition during first half 2006 will not be required under Recall ownership, as the AUSDOC operation is being immediately integrated with Recall's existing operations. In accordance with the requirements of IFRS 3 / AASB 3: Business Combinations, the brands and software acquired were fair valued at acquisition date without regard to the acquirer's intentions for those assets. The intangible assets are being amortised over their effective life to Recall, which varies between one month and seven months. The accelerated amortisation expense in first half 2006 amounts to US$11.5 million, of which US$0.3 million relates to software. Other restructuring and integration costs of US$0.7 million were also incurred.

3 In March 2005, Recall sold its investment in Hyland Software for net proceeds of US$19.6 million, resulting in a profit on sale of US$7.5 million (US$4.7 million after tax).

NOTE 6. DISCONTINUED OPERATIONS

a) Description

On 13 October 2005, Brambles announced that it had sold Cleanaway Germany for €570 million (US$675 million). The sale is subject to approval from the relevant European competition authorities, following which completion of the transaction will take place. The disposal transaction and the resulting profit will be recognised once completion has occurred, which is anticipated in second half 2006.

On 29 November 2005, Brambles announced that it would focus on growing the CHEP and Recall businesses and that it would divest all its other businesses. Accordingly Cleanaway, Brambles Industrial Services and the Regional Businesses are presented as discontinued operations in this financial report.

The divestments of Eurotainer and Brambles Industrial Services Northern Hemisphere were completed in first half 2006.

Discontinued operations also include Recall's Italian operations, which are being marketed for sale.

b) Financial performance and cash flow information

Details of the financial performance and cash flow information for discontinued operations are set out below:

	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
Total revenue	**1,332.3**	1,330.1	2,721.8
Operating expenses	**(1,214.6)**	(1,238.9)	(2,519.9)
Share of results of joint ventures and associates	**10.5**	6.3	14.1
Profit before tax and special items	**128.2**	97.5	216.0
Special items	**31.7**	–	–
Profit before tax from discontinued operations	**159.9**	97.5	216.0
Tax expense:			
– on profit before tax and special items	**(42.4)**	(32.6)	(70.8)
– on special items	**(23.4)**	–	–
– special tax items	**–**	(9.5)	(9.5)
Total tax expense from discontinued operations	**(65.8)**	(42.1)	(80.3)
Profit for the period from discontinued operations	**94.1**	55.4	135.7
Net cash inflow from ordinary activities	**175.8**	179.1	397.1
Net cash outflow from investing activities	**(71.8)**	(92.3)	(238.2)
Net cash outflow from financing activities	**(0.2)**	(0.3)	(0.7)
Net increase in cash from discontinued operations	**103.8**	86.5	158.2

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 6. DISCONTINUED OPERATIONS *continued*

c) Special items – discontinued operations

	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
Exceptional items:			
Gain recognised on completed disposals [1 2]	**54.3**	–	–
Impairment loss [3]	**(14.0)**	–	–
Costs incurred on disposal activity yet to close [4]	**(8.6)**	–	–
Special items from discontinued operations	**31.7**	–	–
Tax on special items:			
On completed disposals [1 2]	**(15.9)**	–	–
On costs incurred on disposal activity yet to close [4]	**(7.5)**	–	–
Other [5 6]	**–**	(9.5)	(9.5)
Total tax on special items from discontinued operations	**(23.4)**	(9.5)	(9.5)
Special items from discontinued operations after tax	**8.3**	(9.5)	(9.5)

1 On 21 December 2005, Brambles completed the sale of Eurotainer and received proceeds of US$105.5 million. The profit on sale of US$49.4 million (US$33.1 million after tax) has been recognised in first half 2006.

2 On 29 December 2005, Brambles completed the sale of the Brambles Industrial Services Northern Hemisphere business, and received proceeds of US$241.7 million, subject to a working capital adjustment. The profit on sale of US$4.9 million (US$5.3 million after tax) has been recognised in first half 2006.

3 During first half 2006, a divestment programme commenced to sell Recall's Italian operations. An impairment loss of US$14.0 million (US$14.0 million after tax) has been recognised to reduce the carrying amount of the disposal assets to estimated fair value, less costs to sell.

4 During first half 2006, costs and tax expense have been incurred on other discontinued operations whose divestment transactions are expected to close in 2006.

5 During first half 2005, a detailed review was undertaken of the allocation of goodwill and related tax balances to the underlying subsidiaries of Cleanaway Germany. As a result, an additional deferred tax liability of US$28.5 million was recognised.

6 During first half 2005, the tax liability arising on the sale of Meineke Car Centers, Inc in 2004 was reassessed, leading to a reduction in the liability of US$19.0 million.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 6. DISCONTINUED OPERATIONS *continued*

d) Carrying amounts of assets and liabilities of discontinued operations

Details of the carrying amounts of assets and liabilities of discontinued operations as at 31 December 2005 are set out below:

	December 2005 US$m
Property, plant and equipment	**966.1**
Goodwill and other intangible assets	**361.4**
Receivables	**408.3**
Other assets	**168.1**
Segment assets	**1,903.9**
Current and deferred tax assets	**80.4**
Total assets	**1,984.3**
Trade and other payables	**342.8**
Retirement benefit obligations	**177.8**
Other provisions	**159.6**
Segment liabilities	**680.2**
Current and deferred tax liabilities	**99.6**
Total liabilities	**779.8**

e) Details of disposal transactions recognised in the half-year

The divestments of Eurotainer and the Brambles Industrial Services Northern Hemisphere business were completed in December 2005 and the profit on disposal recognised in first half 2006.

	First half 2006 US$m
Cash consideration received	**347.2**
Carrying amounts of net assets sold	**281.2**
Disposal costs	**8.6**
	289.8
Foreign currency translation reserve taken to profit or loss	**(3.1)**
Gain on sale before income tax	**54.3**
Tax expense	**(15.9)**
Profit on sale after income tax	**38.4**

NOTE 7. BUSINESS COMBINATION

On 13 October 2005, Brambles announced it had agreed to purchase 100% of the issued share capital of AUSDOC Holdings Pty Limited, an information management business, based in Melbourne, Australia. Change of control was effective on 29 November 2005, following regulatory approval of the transaction.

For the period from 29 November to 31 December 2005, AUSDOC contributed revenues of US$4.7 million and operating profit after tax of US$0.4 million, before an exceptional expense of US$12.2 million. These results are included within the Recall business segment. If the acquisition had occurred on 1 July 2005, Brambles' revenues and profit after tax for first half 2006 would have been US$23.3 million higher and US$1.6 million lower respectively, after allowing for finance costs.

The fair value of the assets acquired, liabilities assumed and goodwill were as follows:

	US$m
Purchase consideration:	
Cash paid	**190.1**
Direct costs relating to the acquisition	**3.1**
Total purchase consideration	**193.2**
Deduct fair value of net identifiable assets acquired	**85.7**
Goodwill	**107.5**

The goodwill is attributable to the profitability of the acquired business and anticipated synergies with Recall's existing operations. The fair value of assets and liabilities acquired, including non-goodwill intangibles such as customer lists, were established using professional valuers, where relevant.

Assets acquired and liabilities assumed on the acquisition were as follows:

	At date of acquisition	
	Acquiree's carrying amount US$m	Fair value US$m
Cash	**2.0**	**2.0**
Trade and other receivables	**5.7**	**5.7**
Inventories	**0.2**	**0.2**
Other current assets	**1.1**	**1.1**
Property, plant and equipment	**29.7**	**29.7**
Other intangible assets	**65.3**	**58.0**
Deferred tax assets	**1.6**	**1.6**
Trade and other payables	**(8.1)**	**(8.1)**
Current tax payable	**(0.9)**	**(0.9)**
Deferred tax liabilities	**(0.7)**	**(0.7)**
Provisions	**(0.1)**	**(2.9)**
Net assets	**95.8**	**85.7**

The fair value amounts set out above have been provisionally determined, given the short timeframe available between closing of the transaction and reporting date. Detailed valuations will be completed during second half 2006. In accordance with IFRS 3 / AASB 3: Business Combinations, any adjustments arising from the finalisation of these valuations will be reflected in the acquisition accounting.

NOTE 8. EARNINGS PER SHARE

	First half 2006	First half 2005	Full year 2005
Earnings per share (US cents)			
– basic	**14.8**	11.6	26.4
– diluted	**14.7**	11.6	26.2
From continuing operations (US cents)			
– basic	**9.3**	8.3	18.5
– diluted	**9.2**	8.3	18.4
From discontinued operations (US cents)			
– basic	**5.5**	3.3	7.9
– diluted	**5.5**	3.3	7.8
Weighted average number of ordinary shares outstanding during the period used in the calculation of basic earnings per share (million)	**1,695.6**	1,691.2	1,691.8
Weighted average number of ordinary shares outstanding during the period used in the calculation of diluted earnings per share (million)	**1,709.5**	1,694.5	1,705.2

NOTE 9. NET TANGIBLE ASSET BACKING

Net tangible asset backing per ordinary share (US cents)	**80.4**	75.8	76.1
Ordinary shares outstanding at balance date (million)	**1,699.9**	1,691.5	1,693.2

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 10. DIVIDENDS

Brambles Industries Limited	Interim 2006	Interim 2005	Final 2005
Dividend per share	**A11.5c**	A10.0c	A11.5c
Franked amount at 30% tax	**A11.5c**	A10.0c	A11.5c
Cost (in US$ million)	**82.0**	74.7	85.2
Payment date	**13/04/06**	14/04/05	13/10/05
Dividend record date	**17/03/06**		
Last date for receipt of election notices under BIL's Overseas Shareholders Dividend Plan	**17/03/06**		

Brambles Industries plc	Interim 2006	Interim 2005	Second interim 2005
Dividend per share	**4.887p**	4.156p	4.815p
Cost (in US$ million)	**61.2**	58.0	64.5
Payment date	**13/04/06**	14/04/05	13/10/05
Dividend record date	**17/03/06**		

NOTE 11. ISSUED AND QUOTED SECURITIES

	Options	Ordinary securities	
	Number	Number	A$m
Brambles Industries Limited			
Balance at 30 June 2005	54,836,814	969,040,322	1,212.4
Issued during the period	4,019,587	5,311,313	42.0
Exercised during the period	(5,311,313)	–	–
Lapsed during the period	(3,080,938)	–	–
Balance at 31 December 2005	**50,464,150**	**974,351,635**	**1,254.4**
		Number	**£m**
Brambles Industries plc			
Balance at 30 June 2005	16,949,603	724,125,805	36.2
Issued during the period	1,699,481	1,447,264	0.1
Exercised during the period	(1,447,264)	–	–
Lapsed during the period	(1,259,715)	–	–
Balance at 31 December 2005	**15,942,105**	**725,573,069**	**36.3**
		Number	**US$m**
Brambles			
Balance at 30 June 2005	71,786,417	1,693,166,127	988.2
Issued during the period	5,719,068	6,758,577	31.2
Exercised during the period	(6,758,577)	–	–
Lapsed during the period	(4,340,653)	–	–
Exchange difference	–	–	(39.0)
Balance at 31 December 2005	**66,406,255**	**1,699,924,704**	**980.4**

Contributed equity of US$1,111.9 million shown in the balance sheet comprises share capital of

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

US$980.4 million, share premium of US$96.2 million and shares to be issued of US$35.3 million.

NOTE 12. CHANGES IN EQUITY

	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
Total equity at beginning of period	**2,353.7**	2,113.7	2,113.7
Total recognised income and expense for the period	**191.0**	418.9	469.9
Long term incentive plan:			
Performance shares to be issued	**9.8**	7.3	16.3
Shares issued	**(5.8)**	–	(2.1)
Income tax	**4.2**	0.9	1.8
Transactions with equity holders in their capacity as equity holders:			
Dividends paid	**(149.7)**	(123.5)	(256.1)
Issue of ordinary shares, net of transaction costs	**31.2**	1.8	8.9
Premium on issue of ordinary shares	**8.3**	0.6	1.9
Minority interest:			
Dividends paid	**(0.2)**	(0.3)	(0.7)
On acquisition of subsidiary	**0.2**	0.1	0.1
Total equity at end of period	**2,442.7**	2,419.5	2,353.7

NOTE 13. EQUITY-ACCOUNTED INVESTMENTS

Brambles has investments in the following joint ventures which are accounted for using the equity method.

		% interest held		
	Place of incorporation	**December 2005**	December 2004	June 2005
CISCO – Total Information Management Pte. Limited (Information management)	Singapore	**49%**	49%	49%
Enviroguard Pty Limited [1] (Waste management)	Australia	**50%**	50%	50%
Eurotainer SA [1] (Tank container leasing)	France	**–**	50%	50%
Hsiung Wei Company Limited [1] (Waste management)	Taiwan	**50%**	50%	50%
SA TCR International NV [1] (Airport handling equipment)	Belgium	**50%**	50%	50%

Associates

Cleanaway Germany has investments in associates, all operating in the waste management business in Germany, none of which is individually material. [1]

[1] Included within discontinued operations.

NOTE 13. EQUITY-ACCOUNTED INVESTMENTS *continued*

Brambles' share of profits of joint ventures and associates	**First half 2006 US$m**	First half 2005 US$m	Full year 2005 US$m
Continuing operations			
Profit from ordinary activities before tax	**2.0**	1.7	3.3
Income tax on ordinary activities	**(0.3)**	(0.3)	(0.6)
Profit from ordinary activities after tax	**1.7**	1.4	2.7
Discontinued operations			
Profit from ordinary activities before tax	**13.8**	9.1	19.7
Income tax on ordinary activities	**(3.3)**	(2.8)	(5.6)
Profit from ordinary activities after tax	**10.5**	6.3	14.1
Total profit from ordinary activities	**12.2**	7.7	16.8

NOTE 14. TAX EXPENSE

Tax expense comprises:

	First half 2006 US$m	First half 2005 US$m	Full year 2005 US$m
UK tax	**19.3**	20.6	40.9
Other countries	**146.6**	95.6	202.2
	165.9	116.2	243.1
Continuing operations	**100.1**	74.1	162.8
Discontinued operations	**65.8**	42.1	80.3
	165.9	116.2	243.1

NOTE 15. CONTINGENT LIABILITIES

Brambles is in the process of agreeing completion accounts in relation to businesses sold in the first half 2006. Brambles has recognised the financial impact of the expected resolution of any outstanding items on the basis of information currently available. Until these matters are agreed, a contingent liability exists for any amounts ultimately borne by Brambles which are in excess of the amounts provided at 31 December 2005. Otherwise, there have been no material changes in Brambles' contingent liabilities as set out in the 2005 Annual Report and 2005 Annual Review.

NOTE 16. EVENTS OCCURRING AFTER BALANCE SHEET DATE

Other than those outlined in the Directors' Report or elsewhere in the half-year release, there have been no events that have occurred subsequent to 31 December 2005 that have had a material impact on Brambles' financial performance or position.

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS

A summary of the effect of the adoption of IFRS on equity and on profit for the period, compared to that previously reported under UK GAAP, is set out below.

	Note	June 2005 £m	December 2004 £m	1 July 2004 £m
Equity as reported under UK GAAP		1,246.0	1,205.0	1,117.0
Goodwill	d	81.0	67.1	54.0
Dividend provision	g	83.0	69.0	65.0
Retirement benefit obligations	h	(94.3)	(69.1)	(69.1)
Share-based payments	i	(2.0)	(1.0)	(1.0)
Foreign currency translation reserve	j	(0.6)	–	–
Other	k	(1.9)	(4.0)	(5.7)
		65.2	62.0	43.2
Equity as reported under IFRS		1,311.2	1,267.0	1,160.2

	Note	Full year 2005 £m	First half 2005 £m
Profit as reported under UK GAAP		220.0	96.0
Goodwill	d	29.0	14.3
Retirement benefit obligations	h	(3.0)	–
Share-based payments	i	(4.0)	(2.2)
Other	k	0.3	(1.1)
		22.3	11.0
Profit as reported under IFRS		242.3	107.0

Detailed reconciliations of the impact of the transition from UK GAAP to IFRS, together with explanatory notes, are set out in the following tables:

- Reconciliation of equity at 1 July 2004, the date of transition to IFRS
- Reconciliation of equity at 31 December 2004, the previous half-year
- Reconciliation of equity at 30 June 2005, the previous year-end
- Reconciliation of profits for the previous half-year ended 31 December 2004
- Reconciliation of profits for the previous year ended 30 June 2005
- Explanatory notes

Note 18 sets out equivalent information in relation to the transition from AGAAP to IFRS.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

i) Reconciliation of equity at the date of transition to IFRS

		1 July 2004			
	Note	Previous UK GAAP £m	Impact of transition £m	IFRS £m	IFRS US$m
ASSETS					
Cash and cash equivalents		34.0	–	34.0	62.7
Trade and other receivables	a	633.0	(65.2)	567.8	1,034.5
Inventories	b	33.0	(2.3)	30.7	55.9
Other assets	a,h	–	45.7	45.7	83.2
Assets classified as held for sale	b	–	5.2	5.2	9.3
Total current assets		700.0	(16.6)	683.4	1,245.6
Trade and other receivables	a	–	8.3	8.3	15.1
Equity-accounted investments		69.0	–	69.0	124.7
Property, plant and equipment	b,c	2,220.0	(88.9)	2,131.1	3,882.4
Goodwill	d	451.0	48.0	499.0	909.0
Other intangible assets	c	–	82.8	82.8	150.9
Deferred tax assets	e	–	86.5	86.5	157.6
Other assets	a	9.0	9.9	18.9	33.6
Total non-current assets		2,749.0	146.6	2,895.6	5,273.3
Total assets		3,449.0	130.0	3,579.0	6,518.9
LIABILITIES					
Trade and other payables	f	518.0	(7.9)	510.1	929.4
Borrowings		39.0	–	39.0	71.8
Tax payable		35.0	–	35.0	61.6
Provisions	f,h,i	–	89.2	89.2	162.4
Other liabilities	g	65.0	(65.0)	–	–
Total current liabilities		657.0	16.3	673.3	1,225.2
Borrowings		1,390.0	–	1,390.0	2,532.2
Retirement benefit obligations	h	–	97.2	97.2	177.1
Provisions	f	143.0	(91.5)	51.5	93.9
Deferred tax liabilities	e	142.0	55.9	197.9	360.6
Other liabilities	f	–	8.9	8.9	16.2
Total non-current liabilities		1,675.0	70.5	1,745.5	3,180.0
Total liabilities		2,332.0	86.8	2,418.8	4,405.2
Net assets		1,117.0	43.2	1,160.2	2,113.7
EQUITY					
Contributed equity	i	549.0	2.0	551.0	1,004.1
Reserves	i,j	83.0	7.3	90.3	458.5
Retained profits		481.0	34.4	515.4	644.7
Parent entities interest		1,113.0	43.7	1,156.7	2,107.3
Minority interest	k	4.0	(0.5)	3.5	6.4
Total equity		1,117.0	43.2	1,160.2	2,113.7

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

ii) Reconciliation of equity at previous half-year

		31 December 2004			
	Note	Previous UK GAAP £m	Impact of transition £m	IFRS £m	IFRS US$m
ASSETS					
Cash and cash equivalents		34.0	–	34.0	64.8
Trade and other receivables	a	658.0	(75.9)	582.1	1,111.4
Inventories	b	37.0	(2.1)	34.9	66.7
Other assets	a,h	–	55.3	55.3	105.5
Assets classified as held for sale	b	–	5.2	5.2	10.0
Total current assets		729.0	(17.5)	711.5	1,358.4
Trade and other receivables	a	–	8.4	8.4	16.1
Equity-accounted investments		69.0	1.0	70.0	133.7
Property, plant and equipment	b,c	2,249.0	(79.1)	2,169.9	4,144.5
Goodwill	d	455.0	63.8	518.8	991.0
Other intangible assets	c	–	76.9	76.9	147.0
Deferred tax assets	e	–	88.1	88.1	168.2
Other assets	a	9.0	10.2	19.2	36.8
Total non-current assets		2,782.0	169.3	2,951.3	5,637.3
Total assets		3,511.0	151.8	3,662.8	6,995.7
LIABILITIES					
Trade and other payables	f	530.0	(7.7)	522.3	997.4
Borrowings		39.0	–	39.0	73.9
Tax payable		36.0	1.0	37.0	70.8
Provisions	f,h,i	–	84.2	84.2	161.5
Other liabilities	g	69.0	(69.0)	–	–
Total current liabilities		674.0	8.5	682.5	1,303.6
Borrowings		1,340.0	–	1,340.0	2,559.9
Retirement benefit obligations	h	–	97.9	97.9	187.0
Provisions	f	139.0	(84.8)	54.2	102.8
Deferred tax liabilities	e	153.0	61.5	214.5	409.6
Other liabilities	f	–	6.7	6.7	13.3
Total non-current liabilities		1,632.0	81.3	1,713.3	3,272.6
Total liabilities		2,306.0	89.8	2,395.8	4,576.2
Net assets		1,205.0	62.0	1,267.0	2,419.5
EQUITY					
Contributed equity	i	581.0	4.2	585.2	1,117.8
Reserves	i,j	83.0	42.1	125.1	577.1
Retained profits		537.0	15.7	552.7	717.4
Parent entities interest		1,201.0	62.0	1,263.0	2,412.3
Minority interest	k	4.0	–	4.0	7.2
Total equity		1,205.0	62.0	1,267.0	2,419.5

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

iii) Reconciliation of equity at previous year-end

	Note	Previous UK GAAP £m	Impact of transition £m	IFRS £m	IFRS US$m
		30 June 2005			
ASSETS					
Cash and cash equivalents		105.0	–	105.0	188.1
Trade and other receivables	a	678.0	(66.4)	611.6	1,098.0
Inventories	b	39.0	(2.2)	36.8	66.0
Other assets	a,h	–	37.2	37.2	66.8
Assets classified as held for sale	b	–	5.2	5.2	9.3
Total current assets		822.0	(26.2)	795.8	1,428.2
Trade and other receivables	a	–	16.6	16.6	29.9
Equity-accounted investments		69.0	1.5	70.5	126.6
Property, plant and equipment	b,c	2,264.0	(73.5)	2,190.5	3,934.2
Goodwill	d	442.0	80.5	522.5	938.5
Other intangible assets	c	–	70.9	70.9	127.4
Deferred tax assets	e	–	84.4	84.4	151.5
Other assets	a	2.0	9.2	11.2	21.2
Total non-current assets		2,777.0	189.6	2,966.6	5,329.3
Total assets		3,599.0	163.4	3,762.4	6,757.5
LIABILITIES					
Trade and other payables	f	576.0	(3.5)	572.5	1,029.2
Borrowings		15.0	–	15.0	25.9
Tax payable		52.0	–	52.0	94.3
Provisions	f,h,i	–	99.4	99.4	177.7
Other liabilities	g	83.0	(83.0)	–	–
Total current liabilities		726.0	12.9	738.9	1,327.1
Borrowings		1,320.0	–	1,320.0	2,370.5
Retirement benefit obligations	h	–	134.4	134.4	241.5
Provisions	f	156.0	(100.9)	55.1	99.0
Deferred tax liabilities	e	151.0	48.3	199.3	358.5
Other liabilities	f	–	3.5	3.5	7.2
Total non-current liabilities		1,627.0	85.3	1,712.3	3,076.7
Total liabilities		2,353.0	98.2	2,451.2	4,403.8
Net assets		1,246.0	65.2	1,311.2	2,353.7
EQUITY					
Contributed equity	i	601.0	15.1	616.1	1,106.5
Reserves	i,j	83.0	(10.0)	73.0	404.0
Retained profits		557.0	60.1	617.1	835.5
Parent entities interest		1,241.0	65.2	1,306.2	2,346.0
Minority interest	k	5.0	–	5.0	7.7
Total equity		1,246.0	65.2	1,311.2	2,353.7

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

iv) Reconciliation of profits for previous half-year ended 31 December 2004

		First half 2005			
	Note	Previous UK GAAP £m	Impact of transition £m	IFRS £m	IFRS US$m
Continuing operations					
Sales revenue	b	1,583.0	(715.0)	868.0	1,601.1
Other income		–	32.8	32.8	60.0
Operating expenses	d,h,i	(1,395.0)	648.2	(746.8)	(1,377.9)
Share of results of joint ventures and associates	b,l	6.0	(5.0)	1.0	1.4
Operating profit		194.0	(39.0)	155.0	284.6
Net finance costs	l	(39.0)	1.0	(38.0)	(69.4)
Profit before tax		155.0	(38.0)	117.0	215.2
Tax	b,l	(59.0)	20.0	(39.0)	(74.1)
Profit for the period from continuing operations		96.0	(18.0)	78.0	141.1
Profit for the period from discontinued operations	b	–	29.0	29.0	55.4
Profit for the period		96.0	11.0	107.0	196.5
Attributable to:					
Minority interest		–	–	–	0.4
Members of the parent entities		96.0	11.0	107.0	196.1

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

v) Reconciliation of profits for previous year ended 30 June 2005

		Full year 2005			
	Note	Previous UK GAAP £m	Impact of transition £m	IFRS £m	IFRS US$m
Continuing operations					
Sales revenue	b	3,211.0	(1,448.8)	1,762.2	3,274.8
Other income		–	65.3	65.3	121.8
Operating expenses	d,h,i	(2,803.0)	1,300.3	(1,502.7)	(2,793.3)
Share of results of joint ventures and associates	b,l	13.0	(11.5)	1.5	2.7
Operating profit		421.0	(94.7)	326.3	606.0
Net finance costs	l	(74.0)	2.0	(72.0)	(130.1)
Profit before tax		347.0	(92.7)	254.3	475.9
Tax	b,l	(127.0)	39.4	(87.6)	(162.8)
Profit for the period from continuing operations		220.0	(53.3)	166.7	313.1
Profit for the period from discontinued operations	b	–	75.6	75.6	135.7
Profit for the period		220.0	22.3	242.3	448.8
Attributable to:					
Minority interest		1.0	–	1.0	1.8
Members of the parent entities		219.0	22.3	241.3	447.0

vi) Cash flow statement

The adoption of IFRS has not resulted in any material adjustments to the cash flow statement.

vii) Notes to the UK GAAP reconciliations

a) Current and non-current assets

Under UK GAAP, current and non-current portions of receivables and other assets were not separately presented. Under IFRS, they are separately disclosed within current and non-current assets as appropriate. These reclassifications have no impact on total assets.

The net impacts of IFRS on total assets were increases of £130.0 million, £151.8 million and £163.4 million at 1 July 2004, 31 December 2004 and 30 June 2005 respectively.

The main components of this impact are:

	June 2005 £m	December 2004 £m	1 July 2004 £m
Property, plant and equipment	(73.5)	(79.1)	(88.9)
Goodwill	82.4	65.7	48.0
Other intangibles	69.0	75.0	82.8
Deferred tax asset	84.4	88.1	86.5
Other	1.1	2.1	1.6
	163.4	151.8	130.0

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

b) Discontinued operations and non-current assets held for sale

Under IFRS 5: Non-current Assets Held for Sale and Discontinued Operations, the results of a discontinued operation are required to be shown separately from continuing businesses in the income statement. Comparative information in the income statement is required to be adjusted, resulting in a consistent presentation of the results of a discontinued operation for all periods shown.

Assets held for sale, and assets of a disposal group (for example, a business operation), together with related liabilities, are required to be shown separately on the balance sheet, but prior year balance sheet comparatives are not adjusted.

Classification as a discontinued operation is required once it is highly probable that the carrying amount of the asset will be recovered principally through a sale transaction, rather than through continuing use, subject to meeting other criteria set out in IFRS 5. This differs from UK GAAP, where classification as a discontinued operation was primarily required for segment reporting purposes.

Details of discontinued operations are set out in note 6.

In addition Brambles had certain properties which were being marketed for sale. An amount of £5.2 million at each of 1 July 2004, 31 December 2004 and 30 June 2005 has been presented as assets held for sale, with corresponding decreases in inventory and property, plant and equipment at those dates.

c) Non-goodwill intangible assets

IAS 38: Intangible Assets requires that capitalised software and software development costs be presented as an intangible asset, in contrast to Brambles' previous practice of presenting such assets within property, plant and equipment. Additionally, other non-goodwill intangibles arising after 1 July 2004 which were previously recognised as goodwill have also been reclassified. Reclassification entries were therefore required on transition to IFRS. Non-goodwill intangibles have increased by £82.8 million, £75.0 million and £69.0 million in respect of software capitalised and nil, £1.9 million and £1.9 million in respect of other intangibles at 1 July 2004, 31 December 2004 and 30 June 2005 respectively, with corresponding decreases in property, plant and equipment and goodwill. These adjustments are presentational only, and have no impact on the effective life of the capitalised items or on net assets.

d) Goodwill

Under IFRS 3: Business Combinations, goodwill is no longer amortised but instead is subject to rigorous annual impairment testing. Brambles has elected to make use of the transitional exemption available under IFRS 1: First-time Adoption of International Financial Reporting Standards and has not restated any business combinations that occurred prior to 1 July 2004.

The transitional provisions of IFRS 1 provide that certain previous GAAP treatments may be frozen on transition to IFRS. In order to achieve a single set of IFRS financial statements from Brambles' two legacy GAAPs (UK GAAP and AGAAP), it was necessary in certain limited respects to align the UK GAAP accounting methods with those used under AGAAP. On the introduction of IFRS, the legacy goodwill balances under UK GAAP and AGAAP have thus been aligned. Previously, under UK GAAP, goodwill arising on pre-1998 acquisitions was written off to reserves and not subject to an annual amortisation charge.

On the introduction of IFRS, this pre-1998 goodwill was reinstated as part of the goodwill balance, with a corresponding adjustment to accumulated amortisation to reflect the amortisation that would have been charged had the write-off not been booked. The net increase in goodwill balance on transition due to pre-1998 goodwill was £65.0 million, with a corresponding reduction in deferred tax liability of £6.0 million.

Additionally, due to differing UK GAAP and AGAAP treatments of pre-acquisition tax losses, the AGAAP goodwill balance at 1 July 2004 on certain acquisitions was £17.0 million lower than the corresponding

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

UK GAAP amount. To enable the presentation of a common set of financial statements under IFRS in both the UK and Australia, the UK GAAP goodwill amount for those acquisitions has been aligned with the legacy AGAAP balance. The net decrease in goodwill balances on transition due to pre-acquisition tax losses was £17.0 million.

The net impact of these transitional adjustments at 1 July 2004 was an increase in goodwill of £48.0 million, a reduction in deferred tax liability of £6.0 million and a net increase in retained earnings of £54.0 million.

For the half-year to 31 December 2004, goodwill amortisation of £17.0 million booked under UK GAAP was reversed, together with a related tax credit of £2.7 million. The goodwill balance at 31 December 2004 was £65.7 million higher under IFRS than under UK GAAP, with the related deferred tax liability under IFRS £1.4 million lower than under UK GAAP.

For the year to 30 June 2005, goodwill amortisation of £34.0 million booked under UK GAAP was reversed, together with a related tax credit of £5.0 million. The goodwill balance at 30 June 2005 was £82.4 million higher under IFRS than under UK GAAP, with the related deferred tax liability under IFRS £1.4 million higher than under UK GAAP.

e) Deferred tax

Under UK GAAP, deferred tax assets were presented within deferred tax liabilities. Under IFRS, they are presented within assets. Reclassification entries were therefore required on transition to IFRS. Deferred tax assets have increased by £58.5 million, £59.6 million and £44.4 million at 1 July 2004, 31 December 2004 and 30 June 2005 respectively, with corresponding increases in deferred tax liabilities at those dates.

	Note	June 2005 £m	December 2004 £m	1 July 2004 £m
The effects on deferred tax assets are as follows:				
Reclassification from deferred tax liabilities		44.4	59.6	58.5
Retirement benefit obligations	h	37.9	26.9	26.9
Other	k	2.1	1.6	1.1
		84.4	88.1	86.5
The effects on deferred tax liabilities are as follows:				
Reclassification to deferred tax assets		44.4	59.6	58.5
Goodwill	d	1.4	(1.4)	(6.0)
Other	k	2.5	3.3	3.4
		48.3	61.5	55.9

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

f) Current and non-current payables and provisions

Under UK GAAP, the current and non-current portions of payables and provisions were not separately presented in the balance sheet. Under IFRS, they are analysed between current and non-current, and each separately disclosed. Reclassification entries were therefore required on transition to IFRS. Non-current payables have increased by £8.9 million, £6.7 million and £3.5 million at 1 July 2004, 31 December 2004 and 30 June 2005 respectively, with corresponding decreases in current payables at those dates. Non-current provisions have decreased by £89.1 million, £84.5 million and £98.4 million at 1 July 2004, 31 December 2004 and 30 June 2005 respectively, with corresponding increases in current provisions at those dates. These adjustments are presentational only, and have no impact on net assets.

g) Dividend provision

Under IFRS, provision can only be made for a dividend that has been declared at balance sheet date. This differs from UK GAAP whereby any dividends declared before finalisation of the financial statements were taken up in those financial statements. Dividend provisions of £65.0 million, £69.0 million and £83.0 million held in the 1 July 2004, 31 December 2004 and 30 June 2005 balance sheets respectively have been reversed under IFRS, with corresponding increases in retained earnings at those dates. Each dividend was recognised under IFRS (with a corresponding decrease in retained earnings) when paid in October 2004, April 2005 and October 2005 respectively.

h) Retirement benefit obligations

Under IAS 19: Employee Benefits, Brambles has recognised as a liability the net deficit in its employer sponsored defined benefit superannuation funds, based on actuarial calculations of the position of the funds.

Based on actuarial calculations as at 1 July 2004, a defined benefit plan deficit of £94.0 million was recognised on transition to IFRS, together with a related deferred tax asset of £26.9 million. A reclassification of £3.2 million was made from provisions to defined benefit plan deficit in relation to pension arrangements already provided. Prepayments of £2.0 million at 1 July 2004 in relation to SSAP 24 accounting that previously applied under UK GAAP were reversed on transition to IFRS. A net transitional adjustment of £69.1 million was taken as a reduction in retained earnings.

Brambles has elected to early adopt the amendment to IAS 19 in order to recognise actuarial gains and losses in the statement of recognised income and expense. Actuarial calculations at 30 June 2005 show that the actuarial result for the year to 30 June 2005 was a loss of £35.0 million, before a related tax credit of £9 million, and that the defined benefit plan deficit at June 2005 was £134.4 million, before a related deferred tax asset of £37.9 million. The increased defined benefit plan deficit and related deferred tax asset have been recognised in the 30 June 2005 financial statements. The actuarial loss and related tax credit have been presented in the statement of recognised income and expense and have not directly impacted reported profit.

As a result of applying IAS 19 to retirement benefit obligations, employee benefit expense for the year to 30 June 2005 was £3.0 million higher than under UK GAAP, after a related tax credit of £1.0 million. The impact was insignificant for the half-year to 31 December 2004.

i) Share-based payments

Under IFRS 2: Share-based Payments, Brambles has recognised the fair value of options and performance shares granted to employees since 7 November 2002 as an expense in the income statement on a pro-rata basis over the vesting period, with a corresponding adjustment to equity for equity settled awards and to provisions for cash settled (phantom) awards. Previously under UK GAAP, only performance shares, which are issued at a discount to market price, were recognised as an expense.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 17. EXPLANATION OF THE IMPACT OF TRANSITION FROM UK GAAP TO IFRS *continued*

Based on actuarial calculations, a reduction in retained earnings of £3.0 million was recognised at 1 July 2004 on transition to IFRS, with a corresponding increase in reserves of £2.0 million and in provisions of £1.0 million.

As a result of applying IFRS 2 to share-based payments, employee benefit expense for the half-year to 31 December 2004 was £2.2 million higher than under UK GAAP, with a corresponding increase in reserves of £2.2 million. For the year to 30 June 2005, employee benefit expenses was £4.0 million higher than under UK GAAP, with a corresponding increase in reserves of £3.0 million and provisions of £1.0 million.

j) Foreign currency translation reserve

In its transition to IFRS, Brambles has chosen not to make use of the exemption set out in IFRS 1 that permits cumulative translation differences that existed at the date of transition to IFRS to be transferred to retained earnings and the foreign currency translation reserve at 1 July 2004 deemed to be zero. Instead, the foreign currency translation reserve has been re-calculated in US dollars from the date of establishment of the DLC.

The foreign currency translation reserve under UK GAAP in sterling has been adjusted for IFRS impacts. The impact of changing presentational currency to US dollars has been reflected in the foreign currency translation reserve.

Brambles has hedged a loan forming part of its investment in an overseas subsidiary. Under IFRS, because the loan is not in the functional currency of either the borrower or lender, hedge gains or losses must be taken to the income statement, rather than to the foreign currency translation reserve. Foreign exchange gains for the year to 30 June 2005 were £1.0 million higher than under UK GAAP, with a corresponding reduction in the foreign currency translation reserve. The impact was insignificant for the half-year to 31 December 2004.

k) Other

Certain other adjustments were made on transition to IFRS, but these are individually and collectively immaterial.

l) Presentation of results from joint ventures and associates

Under IFRS, the after-tax share of results from joint ventures and associates is presented on one line in the income statement, unlike UK GAAP where Brambles' share of sales, operating profit, interest and tax were separately presented. Additionally, results from discontinued operations have also been reclassified. As a result of this change in income statement presentation, operating profit for the half-year to 31 December 2004 decreased by £5.0 million, and for the year to 30 June 2005 decreased by £11.5 million, with corresponding decreases in finance costs and tax expense. There was no change to profit after tax.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS

A summary of the effect of the adoption of IFRS on equity and on profit for the period, compared to that previously reported under AGAAP, is set out below.

	Note	June 2005 A$m	December 2004 A$m	1 July 2004 A$m
Equity as reported under AGAAP		3,244.8	3,261.1	3,231.1
Goodwill	c	79.6	41.5	–
Retirement benefit obligations	e	(222.4)	(166.5)	(180.4)
Share-based payments	f	(1.9)	(1.2)	(2.6)
Foreign currency translation reserve	g	(0.9)	–	–
Other	h	(8.3)	(19.3)	(16.4)
		(153.9)	(145.5)	(199.4)
Equity as reported under IFRS		3,090.9	3,115.6	3,031.7

	Note	Full year 2005 A$m	First half 2005 A$m
Profit as reported under AGAAP		531.2	235.3
Goodwill	c	79.6	41.5
Retirement benefit obligations	e	(6.0)	–
Share-based payments	f	(17.9)	(9.3)
Other	h	8.6	(0.5)
		64.3	31.7
Profit as reported under IFRS		595.5	267.0

Detailed reconciliations of the impact of the transition from AGAAP to IFRS, together with explanatory notes, are set out in the following tables:

- Reconciliation of equity at 1 July 2004, the date of transition to IFRS
- Reconciliation of equity at 31 December 2004, the previous half-year
- Reconciliation of equity at 30 June 2005, the previous year-end
- Reconciliation of profits for the previous half-year ended 31 December 2004
- Reconciliation of profits for the previous year ended 30 June 2005
- Explanatory notes

Note 17 sets out equivalent information in relation to the transition from UK GAAP to IFRS.

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS *continued*

i) Reconciliation of equity at the date of transition to IFRS

		1 July 2004			
	Note	Previous AGAAP A$m	Impact of transition A$m	IFRS A$m	IFRS US$m
ASSETS					
Cash and cash equivalents		89.9	–	89.9	62.7
Trade and other receivables		1,484.2	–	1,484.2	1,034.5
Inventories	a	85.9	(5.7)	80.2	55.9
Other assets		120.5	(2.9)	117.6	83.2
Assets classified as held for sale	a	–	13.3	13.3	9.3
Total current assets		1,780.5	4.7	1,785.2	1,245.6
Trade and other receivables		21.8	–	21.8	15.1
Equity-accounted investments		178.9	–	178.9	124.7
Property, plant and equipment	b	5,801.3	(232.8)	5,568.5	3,882.4
Goodwill	c	1,303.8	–	1,303.8	909.0
Other intangible assets	b	–	216.5	216.5	150.9
Deferred tax assets	d	159.2	66.8	226.0	157.6
Other assets	e	52.0	(2.3)	49.7	33.6
Total non-current assets		7,517.0	48.2	7,565.2	5,273.3
Total assets		9,297.5	52.9	9,350.4	6,518.9
LIABILITIES					
Trade and other payables		1,335.4	–	1,335.4	929.4
Borrowings		103.0	–	103.0	71.8
Tax payable		89.8	–	89.8	61.6
Provisions		233.0	–	233.0	162.4
Total current liabilities		1,761.2	–	1,761.2	1,225.2
Borrowings		3,632.0	–	3,632.0	2,532.2
Retirement benefit obligations	e	–	254.0	254.0	177.1
Provisions	e, h	141.7	(6.8)	134.9	93.9
Deferred tax liabilities	d	511.7	5.1	516.8	360.6
Other liabilities		19.8	–	19.8	16.2
Total non-current liabilities		4,305.2	252.3	4,557.5	3,180.0
Total liabilities		6,066.4	252.3	6,318.7	4,405.2
Net assets		3,231.1	(199.4)	3,031.7	2,113.7
EQUITY					
Contributed equity	f	1,426.1	14.0	1,440.1	1,004.1
Reserves	f, g	156.1	14.6	170.7	458.5
Retained profits		1,638.8	(227.1)	1,411.7	644.7
Parent entities interest		3,221.0	(198.5)	3,022.5	2,107.3
Minority interest	h	10.1	(0.9)	9.2	6.4
Total equity		3,231.1	(199.4)	3,031.7	2,113.7

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS *continued*

ii) Reconciliation of equity at the previous half-year

	Note	31 December 2004			
		Previous AGAAP A$m	Impact of transition A$m	IFRS A$m	IFRS US$m
ASSETS					
Cash and cash equivalents		83.7	–	83.7	64.8
Trade and other receivables		1,433.0	–	1,433.0	1,111.4
Inventories	a	91.2	(5.4)	85.8	66.7
Other assets		135.5	–	135.5	105.5
Assets classified as held for sale	a	–	12.9	12.9	10.0
Total current assets		1,743.4	7.5	1,750.9	1,358.4
Trade and other receivables		20.7	–	20.7	16.1
Equity-accounted investments	c	170.7	1.5	172.2	133.7
Property, plant and equipment	b	5,532.1	(195.3)	5,336.8	4,144.5
Goodwill	c	1,231.2	44.9	1,276.1	991.0
Other intangible assets	b	–	189.2	189.2	147.0
Deferred tax assets	d	152.2	64.4	216.6	168.2
Other assets	e	51.7	(4.2)	47.5	36.8
Total non-current assets		7,158.6	100.5	7,259.1	5,637.3
Total assets		8,902.0	108.0	9,010.0	6,995.7
LIABILITIES					
Trade and other payables		1,285.6	–	1,285.6	997.4
Borrowings		95.3	–	95.3	73.9
Tax payable		91.2	–	91.2	70.8
Provisions		208.0	–	208.0	161.5
Total current liabilities		1,680.1	–	1,680.1	1,303.6
Borrowings		3,296.6	–	3,296.6	2,559.9
Retirement benefit obligations	e	–	240.8	240.8	187.0
Provisions	e, h	134.5	(2.1)	132.4	102.8
Deferred tax liabilities	d	512.6	14.8	527.4	409.6
Other liabilities		17.1	–	17.1	13.3
Total non-current liabilities		3,960.8	253.5	4,214.3	3,272.6
Total liabilities		5,640.9	253.5	5,894.4	4,576.2
Net assets		3,261.1	(145.5)	3,115.6	2,419.5
EQUITY					
Contributed equity	f	1,416.1	23.3	1,439.4	1,117.8
Reserves	f, g	127.7	18.1	145.8	577.1
Retained profits		1,707.1	(185.9)	1,521.2	717.4
Parent entities interest		3,250.9	(144.5)	3,106.4	2,412.3
Minority interest	h	10.2	(1.0)	9.2	7.2
Total equity		3,261.1	(145.5)	3,115.6	2,419.5

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS *continued*

iii) Reconciliation of equity at previous year-end

		30 June 2005			
	Note	Previous AGAAP A$m	Impact of transition A$m	IFRS A$m	IFRS US$m
ASSETS					
Cash and cash equivalents		247.0	–	247.0	188.1
Trade and other receivables		1,443.5	–	1,443.5	1,098.0
Inventories	a	92.0	(5.3)	86.7	66.0
Other assets	e	89.0	(1.2)	87.8	66.8
Assets classified as held for sale	a	–	12.2	12.2	9.3
Total current assets		1,871.5	5.7	1,877.2	1,428.2
Trade and other receivables		39.3	–	39.3	29.9
Equity-accounted investments	c	163.5	2.7	166.2	126.6
Property, plant and equipment	b	5,338.3	(171.9)	5,166.4	3,934.2
Goodwill	c	1,143.5	88.9	1,232.4	938.5
Other intangible assets	b	–	167.3	167.3	127.4
Deferred tax assets	d	106.2	92.7	198.9	151.5
Other assets	e	33.0	(6.7)	26.3	21.2
Total non-current assets		6,823.8	173.0	6,996.8	5,329.3
Total assets		8,695.3	178.7	8,874.0	6,757.5
LIABILITIES					
Trade and other payables		1,351.6	–	1,351.6	1,029.2
Borrowings		34.0	–	34.0	25.9
Tax payable		123.9	–	123.9	94.3
Provisions	e, h	232.1	1.3	233.4	177.7
Total current liabilities		1,741.6	1.3	1,742.9	1,327.1
Borrowings		3,112.9	–	3,112.9	2,370.5
Retirement benefit obligations	e	–	317.1	317.1	241.5
Provisions	e, h	135.2	(5.2)	130.0	99.0
Deferred tax liabilities	d	451.4	19.4	470.8	358.5
Other liabilities		9.4	–	9.4	7.2
Total non-current liabilities		3,708.9	331.3	4,040.2	3,076.7
Total liabilities		5,450.5	332.6	5,783.1	4,403.8
Net assets		3,244.8	(153.9)	3,090.9	2,353.7
EQUITY					
Contributed equity	f	1,418.2	34.8	1,453.0	1,106.5
Reserves	f, g	(12.0)	(40.5)	(52.5)	404.0
Retained profits		1,827.5	(147.2)	1,680.3	835.5
Parent entities interest		3,233.7	(152.9)	3,080.8	2,346.0
Minority interest	h	11.1	(1.0)	10.1	7.7
Total equity		3,244.8	(153.9)	3,090.9	2,353.7

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS *continued*

iv) Reconciliation of profits for previous half-year ended 31 December 2004

		First half 2005			
	Note	Previous AGAAP A$m	Impact of transition A$m	IFRS A$m	IFRS US$m
Continuing operations					
Sales revenue	a	3,959.8	(1,789.0)	2,170.8	1,601.1
Other income	a	111.8	(33.1)	78.7	60.0
Operating expenses	a,c,e,f	(3,604.7)	1,734.2	(1,870.5)	(1,377.9)
Share of results of joint ventures and associates	a	8.8	(6.8)	2.0	1.4
Operating profit		475.7	(94.7)	381.0	284.6
Net finance costs		(94.0)	–	(94.0)	(69.4)
Profit before tax		381.7	(94.7)	287.0	215.2
Tax	a	(146.4)	48.4	(98.0)	(74.1)
Profit for the period from continuing operations		235.3	(46.3)	189.0	141.1
Profit for the period from discontinued operations	a	–	78.0	78.0	55.4
Profit for the period		235.3	31.7	267.0	196.5
Attributable to:					
Minority interest		0.5	–	0.5	0.4
Members of the parent entities		234.8	31.7	266.5	196.1

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS *continued*

v) Reconciliation of profits for previous year ended 30 June 2005

		Full year 2005			
	Note	Previous AGAAP A$m	Impact of transition A$m	IFRS A$m	IFRS US$m
Continuing operations					
Sales revenue	a	7,917.2	(3,569.9)	4,347.3	3,274.8
Other income	a	358.3	(197.9)	160.4	121.8
Operating expenses	a,c,e,f	(7,277.3)	3,570.0	(3,707.3)	(2,793.3)
Share of results of joint ventures and associates	a	19.5	(15.9)	3.6	2.7
Operating profit		1,017.7	(213.7)	804.0	606.0
Net finance costs		(176.5)	–	(176.5)	(130.1)
Profit before tax		841.2	(213.7)	627.5	475.9
Tax	a	(310.0)	95.7	(214.3)	(162.8)
Profit for the period from continuing operations		531.2	(118.0)	413.2	313.1
Profit for the period from discontinued operations	a	–	182.3	182.3	135.7
Profit for the period		531.2	64.3	595.5	448.8
Attributable to:					
Minority interest		2.4	–	2.4	1.8
Members of the parent entities		528.8	64.3	593.1	447.0

vi) Cash flow statement

The adoption of IFRS has not resulted in any material adjustments to the cash flow statement.

vii) Notes to the AGAAP reconciliations

a) Discontinued operations and non-current assets held for sale

Under AASB 5: Non-current Assets Held for Sale and Discontinued Operations, the results of a discontinued operation are required to be shown separately from continuing businesses in the income statement. Comparative information in the income statement is required to be adjusted, resulting in a consistent presentation of the results of a discontinued operation for all periods shown.

Assets held for sale, and assets of a disposal group (for example, a business operation), together with related liabilities, are required to be shown separately on the balance sheet, but prior year balance sheet comparatives are not adjusted.

Classification as a discontinued operation is required once it is highly probable that the carrying amount of the asset will be recovered principally through a sale transaction, rather than through continuing use, subject to meeting other criteria set out in AASB 5. This differs from AGAAP, where classification as a discontinued operation was primarily required for segment reporting purposes.

Details of discontinued operations are set out in note 6.

NOTES TO AND FORMING PART OF THE CONSOLIDATED FINANCIAL STATEMENTS *continued*

for the half-year ended 31 December 2005

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS *continued*

In addition Brambles had certain properties which were being marketed for sale. At 1 July 2004, 31 December 2004 and 30 June 2005, amounts of A$13.3 million, A$12.9 million and A$12.2 million have been presented as assets held for sale, with corresponding decreases in inventory and property, plant and equipment at those dates.

b) Non-goodwill intangible assets

AASB 138: Intangible Assets requires that capitalised software and software development costs be presented as an intangible asset, in contrast to Brambles' previous practice of presenting such assets within property, plant and equipment. Additionally, other non-goodwill intangibles arising after 1 July 2004 which were previously recognised as goodwill have also been reclassified. Reclassification entries were therefore required on transition to IFRS. Non-goodwill intangibles have increased by A$216.5 million, A$184.5 million and A$162.8 million in respect to software capitalised and nil, A$4.7 million and A$4.5 million in respect of other intangibles at 1 July 2004, 31 December 2004 and 30 June 2005 respectively, with corresponding decreases in property, plant and equipment and goodwill. This adjustment is presentational only, and has no impact on the effective life of the capitalised items or on net assets.

c) Goodwill

Under AASB 3: Business Combinations, goodwill is no longer amortised but instead is subject to rigorous annual impairment testing. Brambles has elected to make use of the transitional exemption available under AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards and has not restated any business combinations that occurred prior to 1 July 2004.

For the half-year to 31 December 2004, goodwill amortisation of A$50.5 million booked under AGAAP was reversed, together with a related tax credit of A$9.0 million. The goodwill balance at 31 December 2004 was A$49.0 million higher under IFRS than under AGAAP, with the related deferred tax liability under IFRS A$9.0 million lower than under AGAAP.

For the year to 30 June 2005, goodwill amortisation of A$97.6 million booked under AGAAP was reversed, together with a related tax credit of A$18.0 million. The goodwill balance at 30 June 2005 was A$94.9 million higher under IFRS than under AGAAP, with the related deferred tax liability under IFRS A$18.0 million lower than under AGAAP.

d) Deferred tax

	Note	June 2005 A$m	December 2004 A$m	1 July 2004 A$m
The effects on deferred tax assets are as follows:				
Retirement benefit obligations	e	89.4	66.2	70.3
Other	h	3.3	(1.8)	(3.5)
		92.7	64.4	66.8
The effects on deferred tax liabilities are as follows:				
Goodwill	c	18.0	9.0	–
Other	h	1.4	5.8	5.1
		19.4	14.8	5.1

e) Retirement benefit obligations

Under AASB 119: Employee Benefits, Brambles has recognised as a liability the net deficit in its employer sponsored defined benefit superannuation funds, based on actuarial calculations of the position of the funds.

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS *continued*

Based on actuarial calculations as at 1 July 2004, a defined benefit plan deficit of A$245.4 million was recognised on transition to IFRS, together with a related deferred tax asset of A$70.3 million. A reclassification of A$8.6 million was made from provisions to defined benefit plan deficit in relation of pension arrangements already provided. Prepayments of A$5.3 million at 1 July 2004 in relation to accounting that previously applied under AGAAP were reversed on transition to IFRS. A net transitional adjustment of A$180.4 million was taken as a reduction in retained earnings.

Brambles has elected to early adopt the amendment to AASB 119 in order to recognise actuarial gains and losses in the statement of recognised income and expense. Actuarial calculations at 30 June 2005 show that the actuarial result for the year to 30 June 2005 was a loss of A$83.0 million, before a related tax credit of A$25.9 million, and that the defined benefit plan deficit at 30 June 2005 was A$317.1 million, before a related deferred tax asset of A$89.4 million. The increased defined benefit plan deficit and related deferred tax asset have been recognised in the 30 June 2005 financial statements. The actuarial loss and related tax crêdit have been presented in the statement of recognised income and expense and have not directly impacted reported profit.

As a result of applying AASB 119 to retirement benefit obligations, employee benefit expense for the year to 30 June 2005 was A$6.0 million higher than under AGAAP, after a related tax credit of A$2.0 million. The impact was insignificant for the half-year to 31 December 2004.

f) Share-based payments

Under AASB 2: Share-based Payments, Brambles has recognised the fair value of options and performance shares granted to employees since 7 November 2002 as an expense in the income statement on a pro-rata basis over the vesting period, with a corresponding adjustment to equity for equity settled awards and to provisions for cash settled (phantom) awards. Brambles had not previously expensed share-based payments under AGAAP.

Based on actuarial calculations, a reduction in retained earnings of A$16.6 million was recognised at 1 July 2004 on transition to IFRS, with a corresponding increase in reserves of A$14.0 million and in provisions of A$2.6 million.

As a result of applying AASB 2 to share-based payments, employee benefit expense for the half-year to 31 December 2004 was A$9.3 million higher than under AGAAP, with a corresponding increase in reserves of A$9.3 million. For the year to 30 June 2005, employee benefit expense was A$17.9 million higher than under AGAAP, with a corresponding increase in reserves of A$15.7 million and provisions of A$2.2 million.

g) Foreign currency translation reserve

In its transition to IFRS, Brambles has chosen not to make use of the exemption set out in AASB 1 that permits cumulative translation differences that existed at the date of transition to IFRS to be transferred to retained earnings and the foreign currency translation reserve at 1 July 2004 deemed to be zero. Instead, the foreign currency translation reserve has been re-calculated in US dollars from the date of establishment of the DLC.

The foreign currency translation reserve under AGAAP in Australian dollars has been adjusted for IFRS impacts. The impact of changing presentational currency to US dollars has been reflected in the foreign currency translation reserve.

Brambles has hedged a loan forming part of its investment in an overseas subsidiary. Under IFRS, because the loan is not in the functional currency of either the borrower or lender, hedge gains or losses must be taken to the income statement, rather than to the foreign currency translation reserve. Foreign exchange gains for the year to 30 June 2005 were A$2.1 million higher than under AGAAP, with a corresponding reduction in the foreign currency translation reserve. The impact was insignificant for the half-year to 31 December 2004.

NOTE 18. EXPLANATION OF THE IMPACT OF TRANSITION FROM AGAAP TO IFRS *continued*

h) Other

Certain other adjustments were made on transition to IFRS, but these are individually and collectively immaterial.

DIRECTORS' DECLARATION

In the opinion of the Directors of Brambles Industries Limited:

(a) the financial statements and notes set out on pages 21 to 70 are in accordance with the Australian Corporations Act 2001, including:

(i) complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii) giving a true and fair view of Brambles' financial position as at 31 December 2005 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date; and

(b) there are reasonable grounds to believe that Brambles will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

D J Turner
Chief Executive Officer

D R Argus, AO
Chairman

Sydney
23 February 2006

INDEPENDENT REVIEW REPORT TO BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC

Introduction

We have been instructed by Brambles Industries Limited and Brambles Industries plc ("the Companies") to review the financial information of Brambles (comprising the Companies and their subsidiaries) for the six months ended 31 December 2005 which comprises the consolidated interim balance sheet as at 31 December 2005, the consolidated interim statements of income, consolidated cash flows, consolidated statement of recognised income and expense and Directors' declaration for the six months then ended and related notes. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors of the Companies. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority in the United Kingdom and the Australian Corporations Act 2001.

As disclosed in the notes to the financial information, the next annual financial statements of Brambles will be prepared in accordance with International Financial Reporting Standards as adopted for use in the European Union and Australian equivalents to International Financial Reporting Standards. This interim report has been prepared in accordance with International Accounting Standard 34: Interim Financial Reporting and Australian Accounting Standard AASB 134: Interim Financial Reporting.

The accounting policies are consistent with those that the Directors intend to use in the next annual financial statements. This interim financial information has been prepared in accordance with those IFRS standards and IFRIC interpretations and those AIFRS standards and UIG interpretations issued and effective or issued and early adopted as at the time of preparing these statements (23 February 2006). The IFRS standards and IFRIC interpretations that will be applicable and adopted for use in the European Union and the AIFRS standards and UIG interpretations that will be applicable at 30 June 2006, are not known with certainty at the time of preparing this interim financial information.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom and in accordance with Australian Auditing Standards applicable to review engagements. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the disclosed accounting policies have been applied. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance. Accordingly we do not express an audit opinion on the financial information.

This report, including the conclusion, has been prepared for and only for Brambles Industries plc for the purpose of the Listing Rules of the Financial Services Authority in the United Kingdom and for Brambles Industries Limited to lodge with the Australian Securities and Investments Commission for the purpose of the Australian Corporations Act 2001 and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

INDEPENDENT REVIEW REPORT TO BRAMBLES INDUSTRIES LIMITED AND BRAMBLES INDUSTRIES PLC *continued*

Review conclusion by PricewaterhouseCoopers

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2005 in order for it to:

- give a true and fair view of the financial position of Brambles at 31 December 2005 and of its performance for the six months ended on that date, in accordance with AASB 134: Interim Financial Reporting; and
- be presented in accordance with the Australian Corporations Act 2001 and other mandatory financial reporting requirements in Australia.

PricewaterhouseCoopers
Chartered Accountants
Sydney
23 February 2006
in respect of Brambles Industries Limited

Liability of PricewaterhouseCoopers Australia is limited by a scheme approved under Professional Standards Legislation

Review conclusion by PricewaterhouseCoopers LLP

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 December 2005.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
23 February 2006
in respect of Brambles Industries plc

AUDITORS' INDEPENDENCE DECLARATION

As global engagement leader for the review of Brambles (Brambles Industries Limited, Brambles Industries plc and their controlled entities) for the half-year ended 31 December 2005, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Brambles Industries Limited, Brambles Industries plc and the entities they controlled during the period.

B W D Morgan
Partner
PricewaterhouseCoopers

Sydney
23 February 2006

Liability of PricewaterhouseCoopers Australia is limited by a scheme approved under Professional Standards Legislation

Registered offices

Brambles Industries plc
Cassini House
57-59 St James's Street
London SW1A 1LD
United Kingdom

Company No. 4134697

Tel: 44 (0) 20 7659 6000
Fax: 44 (0) 20 7659 6001

Brambles Industries Limited
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000
Australia

ACN 000 129 868

Tel: 61 (0) 2 9256 5222
Fax: 61 (0) 2 9256 5299

Website
www.brambles.com

Printed by **St Ives Financial** B820776/19792

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